                                                              File No. 333-45757


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 AMENDMENT NO. 2

                                       TO
                                    FORM S-6

For Registration Under the Securities Act of 1933 of Securities of Unit Investment Trusts Registered on Form N-8B-2

         A.       Exact name of Trust:

                           THE PAINEWEBBER EQUITY TRUST,
                           GROWTH STOCK SERIES 22

         B.       Name of Depositor:

                           PAINEWEBBER INCORPORATED

         C. Complete address of Depositor's principal executive office:

                           PAINEWEBBER INCORPORATED
                           1285 Avenue of the Americas
                           New York, New York  10019

         D. Name and complete address of agents for service:

                           PAINEWEBBER INCORPORATED
                           Attention:  Mr. Robert E. Holley
                           1200 Harbor Boulevard
                           Weehawken, New Jersey  07087

                           Copy to:

                           CARTER, LEDYARD & MILBURN
                           Attention: Kathleen H. Moriarty, Esq.
                           2 Wall Street
                           New York, New York  10005

         E. Total and amount of securities being registered:

                           An indefinite number of Units pursuant to Rule 24f-2 of the Investment Company Act of 1940.

         F. Proposed maximum offering price to the public of the securities being registered:

                           Indefinite

         G. Amount of filing fee, computed at one-thirty-fourth of 1 percent of the proposed maximum aggregate offering price to the public:

                           None required pursuant to Rule 24f-2.

         H. Approximate date of proposed sale to public:

                           AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THE REGISTRATION STATEMENT


                  / / Check box if it is proposed that this filing will become effective on May _, 1999 at 3:00 p.m. pursuant to Rule 487.

                          THE PAINEWEBBER EQUITY TRUST,
                             GROWTH STOCK SERIES 22

                              Cross Reference Sheet

                     Pursuant to Rule 404(c) of Regulation C
                        under the Securities Act of 1933

                  (Form N-8B-2 Items required by Instruction 1
                          as to Prospectus on Form S-6)


Form N-8B-2           Form S-6
Item Number           Heading in Prospectus

I.  Organization and General Information
 1.     (a) Name of Trust                             )  Front Cover
        (b) Title of securities issued                )

 2.     Name and address of Depositor                 )  Back Cover

 3.     Name and address of Trustee                   )  Back Cover

 4.     Name and address of principal                 )  Back Cover
          Underwriter                                 )

 5.     Organization of Trust                         )  The Trust

 6.     Execution and termination of                  )  The Trust
          Trust Agreement                             )  Termination of the
                                                      )    Trust

 7.     Changes of name                               )   *

 8.     Fiscal Year                                   )   *

 9.     Litigation                                    )   *



                      II. General Description of the Trust
                           and Securities of the Trust

10.     General Information regarding Trust's         )  The Trust
          Securities and Rights of Holders            )  Rights of Unitholders

-------------
* Not applicable, answer negative or not required.

        (a)    Type of Securities                     )  The Trust
               (Registered or Bearer)                 )

        (b)    Type of Securities                     )  The Trust
               (Cumulative or Distributive)           )

        (c)    Rights of Holders as to                )  Rights of Unitholders
               Withdrawal or Redemption               )  Redemption
                                                      )  Public Offering of
                                                      )  Units, Secondary
                                                      )  Market for Units
                                                      )  Exchange Option

        (d)    Rights of Holders as to                )  Public Offering of
               conversion, transfer, etc.             )  Units-Administration
                                                      )  of the Trust

        (e)    Rights of Trust issues periodic        )   *
               payment plan certificates              )

        (f)    Voting rights as to Securities,        )  Rights of Unitholders
               under the Indenture                    )  Amendment of the Trust
                                                      )  Termination of the
                                                      )  Trust

        (g) Notice to Holders as to                   )
               change in                              )
               (1) Assets of Trust                    )
               (2) Terms and Conditions               )
                   of Trust's Securities              )
               (3) Provisions of Trust                )  Amendment of the Indenture
               (4) Identity of Depositor              )  Administration of the Trust-
                   and Trustee                        )  Portfolio Supervision

        (h)    Consent of Security Holders            )
               required to change                     )

               (1) Composition of assets              )  Amendment of the Indenture
                   of Trust
               (2) Terms and conditions               )  Amendment of the Indenture
                    of Trust's Securities             )


               (3) Provisions of Indenture            )
               (4) Identity of Depositor and          )  Amendment of the Indenture
                   Trustee                            )



11.     Type of securities comprising                 ) The Trust Rights of Unit- security
        holder's interest                             ) holders Administration of
                                                      )  the Trust-Portfolio
                                                      )  Supervision

-------------
* Not applicable, answer negative or not required.


12.      Information concerning periodic              )   *
        payment certificates                          )

13.     (a) Load, fees, expenses, etc.                )  Public Offering Price of
                                                      )  Units, Administration of
                                                      )  the Trust, Expenses of the
                                                      )  Trust

        (b)    Certain information regarding          )   *
               periodic payment certificates          )

        (c)    Certain percentages                    )  Public offering of Units

        (d)    Certain other fees, etc.               )
               payable by holders                     )  Rights of Unitholders

        (e)    Certain profits receivable by          )  Public Offering of Units-
               depositor, principal under-            )  Public Offering Price;
               writers, trustee or affiliated         )  -Sponsor's Profit-Secondary
               persons                                )  Market for Units

        (f)    Ratio of annual charges to             )   *
               income                                 )

14.     Issuance of trust's securities                )  The Trust
                                                      )  Public Offering of Units

15.     Receipt and handling of payments              )  Public offering of Units
        from purchasers                               )

16.     Acquisition and disposition of                )  The Trust, Administration
        Underlying Securities                         )  of the Trust, Amendment of
                                                      )  the Indenture, Termination
                                                      )  of the Trust

17.     Withdrawal or redemption                      )  Public Offering of Units
                                                      )  Administration of the Trust

18.     (a)    Receipt and disposition of             )  Distributions, The Trust,
               income                                 )  Distributions, Administra-
                                                      )  tion of the Trust

        (b) Reinvestment of distributions             )   *

        (c)    Reserves or special fund               )  Distributions, Redemption,
                                                      )  Expenses of the Trust,


                                                      )  Termination of the Trust,
                                                      )  Amendment of the Indenture

-------------
* Not applicable, answer negative or not required.


        (d)    Schedule of distribution               )   *

19.     Records, accounts and report                  )  Distributions, Administra-
                                                      )  tion of the Trust

20.     Certain miscellaneous provisions              ) Trustee, Sponsor, Termination
        of trust agreement                            ) of the Trust, Amendment of the
                                                      ) Indenture

21.     Loans to security holders                     )   *

22.     Limitations on liability                      )  Sponsor, Trustee, Redemp-
                                                      )  tion

23.     Bonding arrangements                          )  Included in Form N-8B-2

24.     Other material provisions of                  )   *
        trust agreement                               )


                         III. Organization Personnel and
                         Affiliated Persons of Depositor

25.     Organization of Depositor                     )  Sponsor

26.     Fees received by Depositor                    )  Public Offering of
                                                      )  Units-Public Offering
                                                      )  Price, Expenses of the
                                                      )  Trust

27.     Business of Depositor                         )  Sponsor

28.     Certain information as to                     )  Sponsor
        officials and affiliated                      )
        persons of Depositor                          )

29.     Voting securities of Depositor                )   *

30.     Persons controlling Depositor                 )  Sponsor

31.     Payments by Depositor for certain             )   *
        other services trust                          )

32.     Payments by Depositor for certain             )   *
        certain other services                        )
        rendered to trust                             )






33.     Remuneration of employees of                  )   *
        Depositor for certain services                )
        rendered to trust                             )

--------------
* Not applicable, answer negative or not required.

34.     Remuneration of other persons                )    *
        for certain services rendered                 )
        to trust                                      )

                  IV. Distribution and Redemption of Securities

35.     Distribution of trust's                       )  Public Offering of Units
        securities by states                          )

36.     Suspension of sales of trust's                )   *
        securities                                    )

37.     Revocation of authority to                    )   *
        distribute                                    )

38.     (a)    Method of distribution                 )  Public Offering of Units
        (b)    Underwriting agreements                )  The Trust, Administration
        (c) Selling agreements                        )  of The Trust

39.     (a)    Organization of principal              )  Sponsor
               Underwriter                            )
               (b) N.A.S.D. membership of             )  Sponsor
                   principal underwriter              )

40.     Certain fees received by                      )  Public Offering of Units,
        principal underwriter                         )  Expenses of the Trust

41.     (a)    Business of principal                  )  Sponsor
               underwriter                            )

        (b)    Branch officers of principal           )
               underwriter                            )

        (c)    Salesman of principal                  )   *
               underwriter                            )

42.     Ownership of trust's securities               )   *
        by certain persons                            )

43.     Certain brokerage commissions                 )   *
        received by principal underwriter             )

44.     (a)    Method of valuation                    )  Public Offering of Units
                                                      )  Valuation
        (b)    Schedule as to offering price          )   *


        (c)    Variation in offering                  ) Public Offering of Units
               Price to certain persons               ) Administration of the Trust

------------
* Not applicable, answer negative or not required.


45.      Suspension of redemption rights              )   *

46.     (a)    Redemption valuation                   )  Public Offering of Units
                                                      )  -Public Offering Price
                                                      )  -Secondary Market for Units
                                                      )  Valuation, Redemption

        (b)    Schedule as to redemption              )   *
               price                                  )

               V. Information concerning the Trustee or Custodian
47.     Maintenance of position in                    )  Redemption, Public Offering
        underlying securities                         )  of Units-Public Offering
                                                      )  Price

48.     Organization and regulation of                )  Trustee
        Trustee)

49.     Fees and expenses of Trustee                  )  Expenses of the Trust

50.     Trustee's lien                                )  Expenses of the Trust

               VI. Information concerning Insurance of Holders of Securities
51.     (a)    Name and address of Insurance          )   *
               Company                                )
        (b)    Type of policies                       )   *
        (c)    Type of risks insured and              )   *
               excluded                               )
        (d)    Coverage of policies                   )   *
        (e)    Beneficiaries of policies              )   *
        (f)    Terms and manner of                    )   *
               cancellation                           )
        (g)    Method of determining premiums         )   *
        (h)    Amount of aggregate premiums           )   *
               paid                                   )
        (i)    Who receives any part of               )   *
               premiums                               )
        (j)    Other material provisions of           )   *
               the Trust relating to insurance        )


--------------

* Not applicable, answer negative or not required.

                            VII. Policy of Registrant
52.     (a)    Method of selecting and                )  The Trust, Administration
               eliminating securities from            )  of the Trust
               the Trust                              )
        (b)    Elimination of securities              )   *
               from the Trust                         )
        (c)    Policy of Trust regarding              )  The Trust, Administration
               substitution and elimination           )  of the Trust
               of securities                          )
        (d)    Description of any funda-              )  The Trust, Administration
               mental policy of the Trust             )  of the Trust-Portfolio
                                                      )  Supervision

53.     (a)    Taxable status of the Trust            )  Federal Income Taxes
        (b)    Qualification of the Trust as          )
               a regulated investment company         )

                   VIII. Financial and Statistical Information

54.     Information regarding the Trust's             )   *
               past ten fiscal years                  )

55.     Certain information regarding                 )   *
        periodic payment plan certificates            )

56.     Certain information regarding                 )   *
        periodic payment plan certificates            )

57.     Certain information regarding                 )   *
        periodic payment plan certificates            )

58.     Certain information regarding                 )   *
        periodic payment plan certificates            )

59.      Financial statements                         )  Statement of Financial
        (Instruction 1(c) to Form S-6)                )  Condition


--------------
* Not applicable, answer negative or not required.

                           UNDERTAKING TO FILE REPORTS


         Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

                           PAINEWEBBER EQUITY TRUST
                             Growth Stock Series 22



                    [GRAPHIC OF INFORMATION REVOLUTION WARS]






                   (INTENSE COMPETITION AMONG ALL BUSINESSES
                 RESULTING FROM THE NEW INFORMATION TECHNOLOGY)



--------------------------------------------------------------------------------


     The investment objective of this Trust is to provide capital appreciation through an investment in equity stocks which, in the Sponsor's opinion on the Initial Date of Deposit, are likely to prosper in what it calls "The Information Revolution Wars" and, therefore, have an above-average potential for capital appreciation. The value of the Trust's Units will fluctuate with the value of the portfolio of underlying securities.



     The minimum purchase is $250. Only whole Units may be purchased.

--------------------------------------------------------------------------------
     THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
--------------------------------------------------------------------------------
                                    SPONSOR:





                           PAINEWEBBER INCORPORATED


             Read and retain this prospectus for future reference.



                          PROSPECTUS DATED MAY 19, 1999

                   ESSENTIAL INFORMATION REGARDING THE TRUST
                              AS OF MAY 18, 19991


Sponsor:  PaineWebber Incorporated

Trustee:  Investors Bank & Trust Company



Initial Date of Deposit: May 19, 1999




   Aggregate Value of Securities in Trust: ....................   $990,020
   Number of Units2: ..........................................    100,000
   Fractional Undivided Interest in the Trust Represented by
    Each Unit: ................................................   1/100,000th
   Calculation of Public Offering Price Per Unit2, 3
     Public Offering Price per Unit ...........................   $ 10.00
    Less Reimbursement to Sponsor for Initial
     Organizational Costs6 ....................................   $  0.020
    Less Initial Sales Charge4*of 1% of Public Offering Price
     (1.01% of net amount invested per Unit) ..................   $  0.10
    Net Asset Value per Unit ..................................   $  9.880
    Net Asset Value for 100,000 Units .........................   $988,020
    Divided by 100,000 Units2 .................................   $  9.88
Redemption Value:** ...........................................   $  9.75
Evaluation Time: ..............................................   4:00 P.M. New York time.
Income Account Distribution Dates5: ...........................   September 25, 1999 and quarterly
                                                                  thereafter and on the Mandatory
                                                                  Termination Date.
Capital Account Distribution Dates5: ..........................   December 31, 1999 and annually
                                                                  thereafter and on the Mandatory
                                                                  Termination Date. No distributions of
                                                                  less than $.05 per Unit need be made
                                                                  from the Capital Account on any
                                                                  Distribution Date.
Record Dates: .................................................   September 10, 1999 and quarterly
                                                                  thereafter.
Mandatory Termination Date: ...................................   June 1, 2004
Discretionary Liquidation Amount: .............................   50% of the value of Securities upon
                                                                  completion of the deposit of
                                                                  Securities.
Estimated Initial Organizational Costs of the Trust6: .........   $.020 per Unit.
Estimated Annual Expenses of the Trust:7 ......................   $.0295 per Unit.


----------

1 The date prior to the Initial Date of Deposit.

2 As of the close of business on the Initial Date of Deposit, the number of Units may be adjusted so that the Public Offering Price Per Unit will equal approximately $10.00, based on the 4:00 p.m. Eastern time valuation of the Securities in the Portfolio on such date. Thereafter, to the extent of any such adjustment in the number of Units, the fractional undivided interest per Unit will increase or decrease accordingly, from the amounts indicated above.
3 The Public Offering Price will be based upon the value of the Stocks next computed following receipt of the purchase order plus the applicable sales charges and will vary on any date subsequent to May 19, 1999 from the Public Offering Price per Unit shown above. Following the Initial Date of Deposit, costs incurred in connection with the acquisition of additional Stocks will be at the expense of the Trust. Any investor purchasing Units after the Initial Date of Deposit will also pay a pro-rata share of any accumulated dividends in the Income Account. (See "Essential Information Regarding the Trust--Additional Deposits," "Risk Factors and Special Considerations" and "Valuation").
4 The Initial Sales Charge is 1% per Unit. In addition, twelve (12) monthly Deferred Sales Charges of $2.50 per 100 Units (totalling $30.00 per 100 Units) will be deducted from the Trust's net asset value on the tenth
  (10th) day of each month from month 7 (November) through month 12 (April) in both years one (1) and two (2) of the Trust's sixty (60) month life. The Initial Sales Charge is reduced on purchases of Units worth $50,000 or more. See "Public Offering of Units--Sales Charge and Volume Discount."
5 See "Distributions".

6 Investors purchasing Units during the initial offering period will reimburse the Sponsor for all or a portion of the costs incurred by the Sponsor in connection with organizing the Trust and offering the Units for sale described more fully in "Public Offering Price" (collectively, the "Initial Organizational Costs"). These costs have been estimated at $0.0200 per Unit based upon the expected number of Units to be created during the initial offering period. Certain Securities purchased with the proceeds of the Public Offering Price will be sold by the Trustee at the completion of the initial public offering period to reimburse the Sponsor for Initial Organizational Costs actually incurred. If the actual Initial Organizational Costs are less than the estimated amount, only the actual Initial Organizational Costs will be deducted from the assets of the Trust. If, however, the amount of the actual Initial Organizational Costs are greater than the estimated amount, only the estimated amount of the Initial Organizational Costs will be deducted from the assets of the Trust.
7 See "Expenses of the Trust". Estimated dividends from the Stocks, based upon last dividends actually paid, are expected by the Sponsor to be sufficient to pay estimated annual expenses of the Trust. If such dividends and income paid are insufficient to pay expenses, the Trustee is authorized to sell Securities in an amount sufficient to pay such expenses. (See "Administration of the Trust" and "Expenses of the Trust".)
* The sales charge will not be assessed on these Securities sold to reimburse the Sponsor for the Initial Organizational Costs.
** This figure reflects deduction of the Initial Sales Charge of 1.00% and the Deferred Sales Charges for the first year of $0.15 per Unit. As of the close of the initial offering period, the Redemption Value will be reduced to reflect the payment of Initial Organizational Costs (see
   "Summary of Risk Factors" and "Comparison of Public Offering Price and Redemption Value").




ESSENTIAL INFORMATION REGARDING THE TRUST (CONTINUED)



     THE TRUST. The objective of the PaineWebber Equity Trust, Growth Stock Series 22 (the "Trust") is to provide for capital appreciation through an investment in equity stocks which have, in the Sponsor's opinion on the Initial Date of Deposit, an above-average potential for capital appreciation, because the issuers of such stocks are likely to prosper in what PaineWebber calls "The Information Revolution Wars." (Such stocks are referred to herein as the "Stocks" or the "Securities".) OF COURSE, THERE CAN BE NO ASSURANCE THAT THE OBJECTIVE OF THE TRUST WILL BE ACHIEVED.

     In PaineWebber's opinion, the U.S. economy is undergoing a fundamental transformation at least as dynamic and important as that brought about by the industrial revolutions of the late 18th and 19th centuries. PaineWebber calls this successor to those earlier industrial revolutions the "Information Revolution" because radical changes in the way information is stored, transmitted and used has altered, and will continue to alter, the U.S. economy. PaineWebber believes that the "Information Revolution" will create a different and better economy, a genuinely new model, not simply a more efficient version of the old model. In PaineWebber's opinion, "The Information Revolution Wars" will occur as the "Information Revolution" continues to transform the U.S. economy; these "Wars" will be struggles between companies for survival and market dominance in the 21st century. Therefore, on the Initial Date of Deposit, PaineWebber has identified certain companies that it believes will survive and thrive amidst "The Information Revolution Wars." The Trust will seek to achieve its objectives of capital appreciation through an investment in a diversified portfolio of the Stocks of these companies. See the discussion under the heading "The Composition of the Portfolio" for the reasons why PaineWebber has chosen these Stocks.


     SUMMARY OF RISK FACTORS. There are certain investment risks inherent in unit trust portfolios which hold equity securities. The Stocks may appreciate or depreciate in value or pay dividends depending on the full range of economic and market influences affecting corporate profitability, the financial condition of the issuers, the prices of equity securities, the condition of the stock markets in general and the prices of the stocks in particular. In addition, rights of common stock holders are generally inferior to those of holders of debt obligations or preferred stock. See "Risk Factors and Special Considerations" for a discussion of these risks.


     There can also be no assurance that the Trust portfolio will remain constant during the life of the Trust. For example, the Trustee will sell Securities to reimburse the Sponsor for the Initial Organizational Costs and for the Deferred Sales Charge payments, and the Trustee may be required to sell Securities to pay for the expenses of the Trust (see "Expenses of the Trust" and "Administration of the Trust--Accounts"). Also, certain events might occur which could lead to the elimination or addition of one or more Stocks (see "Administration of the Trust--Portfolio Supervision"). Further, under certain circumstances, if a tender offer is made for any of the Stocks in the Trust, or in the event of a merger or reorganization, the Trust may tender the Stocks, or sell them, or acquire new Securities, as more fully described under the captions "The Trust" and "Administration of the Trust--Portfolio Supervision," herein.

THE COMPOSITION OF THE PORTFOLIO.



THE "INFORMATION REVOLUTION"

     PaineWebber believes that Phase I of the "Information Revolution" consisted of the "digitization" of individual enterprises. PaineWebber uses the term "digitization" to refer to the process by which information is transformed into digital code ("bits" and "bytes") so that such information can be read, manipulated and stored by a computer. Once this "digitization" process began, networks of increasingly ubiquitous computers were created, starting with mainframe computers in the 1950s and 1960s, minicomputers in the 1970s and 1980s, and personal computers ("PCs") in the 1980s and 1990s. PaineWebber observes that this "digitization" process mainly increased the speed and efficiency of conducting traditional ways of doing business.

     In PaineWebber's opinion, the Internet represents Phase II of the "Information Revolution", during which electronic devices will proliferate and will all be digitally linked to each other. PaineWebber believes that the Internet is more than just a communication tool and is a revolutionary new technology that redefines the concept of information or "content." "Content", in PaineWebber's opinion, is no longer the information that historically has been delivered via traditional media, such as books, movies and recordings, but is now becoming any portion of global Gross Domestic Product that can be "digitized." Thus, the Internet promises wealth producing activities to the creators and distributors of "content" as well as facilitating easy delivery of "content" to anyone with access to the Internet.


"THE INFORMATION REVOLUTION WARS"

     PaineWebber believes that the Internet will significantly alter the landscape of the global economy, and that it will enhance and intensify the struggles for survival, growth prospects and market dominance among businesses worldwide. PaineWebber terms these struggles the "The Information Revolution Wars".


FACTORS AND TRENDS WHICH HELP IDENTIFY COMPANIES THAT MAY PROSPER IN "THE INFORMATION REVOLUTION WARS"

     PaineWebber believes that the hallmark of the "Information Revolution"--instantaneous, low-cost, digital communication--made available via the Internet, will, among other things, create bigger and better product markets, lower inventories of goods, increased worker productivity, finer divisions of labor and more efficient consumers. In PaineWebber's opinion, the Internet will pose both opportunities and threats to virtually all segments of the U.S. economy. PaineWebber has analyzed the past and present impact of the Internet and has identified certain factors and trends, discussed below, which it believes may help identify those companies poised to survive and thrive amidst "The Information Revolution Wars."


1. Information Age vs. Industrial Age:

     PaineWebber believes that in the "Information Age", the creation, distribution and manipulation of information or "content" will be the central wealth-producing activity, rather than the production, transportation and fabrication of physical materials so important in the Industrial Age. In PaineWebber's opinion, certain companies involved in the information network, (e.g.) builders of the data network, wireless, cable and telephone companies are well positioned to experience strong growth prospects.

2. Start-Up Companies vs. Entrenched Companies:

     PaineWebber believes that the Internet threatens many entrenched businesses because it facilitates the expansion of industrial capacity at relatively low costs, and new start-up companies often do not have entrenched costs, such as long-term leases. The Internet's ability to provide faster, more efficient and more specific information to its users makes it a threat to traditional providers of consumer information, such as newspapers.


3. Producers vs. Distributors:

     PaineWebber believes that the Internet increases the power of producers; direct selling activity between producers and consumers will continue to diminish the need for distributors and middlemen, and retailers will have to compete directly with manufacturers to sell goods to consumers.


4. "E-tailing"--i.e. Electronic Retailing vs. Bricks and Mortar Retailing:

     In PaineWebber's opinion, the Internet presents both a threat and an opportunity for established retailers. Certain companies with catalogue operations, distinctive product lines or a strong brand and those providing "added value" such as a wide range of products and services stand to survive in the "Information Age", while those who have weaker brand names or catalogue operations who do not make the transition onto the Internet may suffer.


5. New Brands vs. Established Brands:

     PaineWebber believes that the Internet can be an effective medium for reinforcing existing brands while creating challenges for companies trying to build new brands. PaineWebber also observes that in some cases, the Internet could threaten some established brands over the long-term because it facilitates comparison-shopping. "Infomediaries" (those Web sites which provide comparison shopping) may be a particular threat to certain retailers selling product-based brands, such as classic department stores, but may have little impact on those retailers selling "lifestyle" brands.


6. Dominant vs. Smaller Sized Companies:

     In PaineWebber's opinion, while the "barriers to entry" on the Internet are extremely low, the barriers to profitable prosperity and growth on the Internet are extremely high. PaineWebber believes that a few large and well-known Internet companies have several key advantages over their smaller-sized competitors: mass-market brand identity, economies of scale and scope, financial clout and market presence to enter into partnering arrangements with other major firms, and wide market reach for advertisers.


7. "Commoditized" Information vs. Proprietary Content vs. Specialized Insight:

     PaineWebber observes that much information formerly available only through specialized providers for a fee is now freely available; PaineWebber refers to this process as the "commoditization" of information. Although this "commoditization" of information has negative implications for many companies, including many traditional providers of news, sports data and financial information, PaineWebber believes that proprietary content and individualized insight will remain valuable. In PaineWebber's opinion, certain companies will profit in the "Information Age" for one of several reasons: their ability to create original content, their monopoly on a particular market sector, or their provision of tailored services to solve individual problems, such as on-line financial planning.

8. Paper vs. Paperless:

     PaineWebber believes that the Internet is fundamentally but subtly changing the relationship between people, paper and words. Although people continue to prefer reading lengthy text passages on paper, they now prefer to store it electronically. This trend is negative for commercial printers, but positive for manufacturers of computer printers, and companies that can scan, download and collate documents.


9. "Cyberspace" vs. Real Estate:

     PaineWebber observes that two trends, consumers buying directly from producers of goods and consumers buying from Internet retailers in "cyberspace" (i.e. directly on-line on the Internet), have led to an increasing demand for warehouse space and other distribution centers. Retailers in upscale malls will probably not be threatened by the Internet, whereas stores selling commodity items in strip malls may be hurt, in PaineWebber's opinion.

     PaineWebber's research analysts have selected stocks in the industries listed below which they believe are likely to profit from one or more of the trends discussed above and provide capital appreciation during the next several years. These are common stocks issued by companies who may receive income and derive revenues from multiple industry sources but whose primary industry is listed in the "Schedule of Investments."






                                                                APPROXIMATE PERCENT OF
                PRIMARY INDUSTRY SOURCE                   AGGREGATE MARKET VALUE OF THE TRUST
------------------------------------------------------   ------------------------------------
       Air Freight Transportation ....................                    1.57%
       Airlines ......................................                    1.51%
       Apparel Manufacturers .........................                    3.14%
       Auction House/Art Dealer ......................                    1.58%
       Beverages .....................................                    1.60%
       Broadcast Services ............................                    1.54%
       Computers--Hardware/Software ..................                    6.14%
       Cosmetics & Toiletries ........................                    1.60%
       Cruise Lines ..................................                    1.59%
       Financial Institutions/Banks ..................                   12.84%
       Insurance--Multi-Line .........................                    7.91%
       Internet Software .............................                    3.09%
       Multimedia ....................................                    3.18%
       Networking Products ...........................                    1.53%
       Office Automation & Equipment .................                    1.59%
       Printers & Related Products ...................                    1.60%
       Radio .........................................                    1.57%
       REITS--Warehouse/Industrial ...................                    3.16%
       Retail--Apparel/Shoe ..........................                    7.95%
       Retail--Building Products .....................                    3.10%
       Retail--Catalog Shopping/Mail Order ...........                    3.95%
       Retail--Discount ..............................                    3.16%
       Retail--Internet ..............................                    4.65%
       Retail--Jewelry ...............................                    3.20%
       Retail--Office Supplies .......................                    3.14%
       Retail--Restaurants ...........................                    1.56%
       Telecommunications ............................                    9.39%
       Toys ..........................................                    1.58%
       Travel Services ...............................                    1.58%

     ADDITIONAL DEPOSITS. After the first deposit on the Initial Date of Deposit the Sponsor may, from time to time, cause the deposit of additional Securities in the Trust where additional Units are to be offered to the public
 . (See "The Trust"). Costs incurred in acquiring such additional Stocks will be borne by the Trust. Unitholders will experience a dilution of their investment as a result of such brokerage fees and other expenses paid by the Trust during such deposits of Additional Securities purchased by the Trustee with cash or cash equivalents pursuant to instructions to purchase such Additional Securities. (See "The Trust" and "Risk Factors and Special Considerations".)

     PUBLIC OFFERING PRICE. Units will be charged a combination of an Initial Sales Charge on the date of purchase of 1.00% of the Public Offering Price, plus Deferred Sales Charges which will aggregate $30.00 per 100 Units over the first (1st) and second (2nd) years of the Trust. For example, on the Initial Date of Deposit, on a $1,000 investment, $990.00 is invested in the Trust and a $10.00 Initial Sales Charge is collected. In addition, a Deferred Sales Charge of $2.50 per 100 Units will be deducted from the Trust's net asset value on the tenth (10th) day of each month from month 7 (November) through month 12 (April) in both years one (1) and two (2) of the Trust's five (5) year term, for a total of $30.00. This deferred method of payment keeps more of the investor's money invested over a longer period of time than would be the case if a single sales charge of the same amount were collected on the initial date of purchase. The sales charges are reduced on a graduated scale for volume purchasers and are reduced for employees of the Sponsor. Units are offered at the Public Offering Price computed as of the Evaluation Time for all sales subsequent to the previous evaluation. The Public Offering Price on the Initial Date of Deposit, and on subsequent dates, will vary from the Public Offering Price set forth on page 2. Units redeemed or repurchased prior to the accrual of the final Deferred Sales Charge installment may, depending upon the date of such redemption or repurchase, have the amount of any remaining installments deducted from the redemption or repurchase proceeds. (See "Public Offering of Units".) In addition, during the initial public offering period, the Public Offering Price will include an amount sufficient to reimburse the Sponsor for the payment of all or a portion of the Initial Organization Costs described more fully in "Public Offering Price".

     DISTRIBUTIONS. The Stocks in the Trust were chosen for their potential for capital appreciation, not for their income potential. The Trustee will make distributions, on the Distribution Dates. (See "Distributions" and "Administration of the Trust".) Unitholders may elect to have their Income Account and Capital Account distributions automatically reinvested into additional Units of the Trust at no Initial Sales Charge (see "Reinvestment Plan"). (Such Units will be subject to the Deferred Sales Charges.) Upon termination of the Trust, the Trustee will distribute to each Unitholder of record on such date his pro rata share of the Trust's assets, less expenses. The sale of Securities in the Trust in the period prior to termination and upon termination may result in a lower amount than might otherwise be realized if such sale were not required at such time due to impending or actual termination of the Trust. For this reason, among others, the amount realized by a Unitholder upon termination may be less than the amount paid by such Unitholder.

     TERMINATION. Unitholders may receive their termination proceeds in cash (or, at the Sponsor's election, in kind for distributions in excess of $500,000) after the Trust terminates (see "Termination of the Trust"). Unless advised to the contrary by the Sponsor, the Trustee will begin to sell the Securities held in the Trust twenty days prior to the Mandatory Termination Date. Moneys held upon such sale or maturity of Securities will be held in non-interest bearing accounts created by the Indenture until distributed and will be of benefit to the Trustee. The Trust will terminate approximately five
(5) years after the Initial Date of Deposit regardless of market conditions at the time. (See "Termination of the Trust" and "Federal Income Taxes".)

     MARKET FOR UNITS. The Sponsor, though not obligated to do so, presently intends to maintain a secondary market for Units. The public offering price in the secondary market will be based upon the value of the Securities next determined after receipt of a purchase order, plus the applicable sales charge. (See "Public Offering of Units--Public Offering Price" and "Valuation".) If a secondary market is not maintained, a Unitholder may dispose of his Units only through redemption. With respect to redemption requests in excess of $500,000, the Sponsor may determine in its sole discretion to direct the Trustee to redeem units "in kind" by distributing Securities to the redeeming Unitholder. (See "Redemption".)




THE TRUST

     The Trust is one of a series of similar but separate unit investment trusts created under New York law by the Sponsor pursuant to a Trust Indenture and Agreement* (the "Indenture") dated as of the Initial Date of Deposit, between PaineWebber Incorporated, as Sponsor and Investors Bank & Trust Company, as Trustee (the "Trustee"). The objective of the Trust is capital appreciation through an investment principally in equity stocks having, in Sponsor's opinion on the Initial Date of Deposit, potential for capital appreciation. Of course, there can be no assurance that the objective of the Trust will be achieved.

     On the Initial Date of Deposit, the Sponsor deposited with the Trustee confirmations of contracts for the purchase of Stocks together with an irrevocable letter or letters of credit of a commercial bank or banks in an amount at least equal to the purchase price. The value of the Securities was determined on the basis described under "Valuation". In exchange for the deposit of the contracts to purchase Securities, the Trustee delivered to the Sponsor a receipt for Units representing the entire ownership of the Trust.


     With the deposit on the Initial Date of Deposit, the Sponsor established a proportionate relationship between the Securities in the Trust (determined by reference to the number of shares of each issue of Stock). The Sponsor may, from time to time, cause the deposit of Additional Securities in the Trust when additional Units are to be offered to the public or pursuant to the Reinvestment Plan, maintaining as closely as practicable the original percentage relationship between the Securities deposited on the Initial Date of Deposit and replicating any cash or cash equivalents held by the Trust (net of expenses). The original proportionate relationship is subject to adjustment to reflect the occurrence of a stock split or a similar event which affects the capital structure of the issuer of a Stock but which does not affect the Trust's percentage ownership of the common stock equity of such issuer at the time of such event, to reflect a sale or maturity of a Security or to reflect a merger or reorganization or other similar occurrence. In addition, under certain circumstances, e.g., if a Security held in the Trust is not readily available, in the opinion of the Sponsor, the Trust may acquire other securities, which, in its opinion, are of the same general quality as that of the Security originally deposited. Stock dividends issued in lieu of cash dividends, if any, received by the Trust will be sold by the Trustee and the proceeds therefrom shall be added to the Income Account. (See "Administration of the Trust" and "Reinvestment Plan").

     On the Initial Date of Deposit each Unit represented the fractional undivided interest in the Securities and net income of the Trust set forth under "Essential Information Regarding the Trust". However, if additional Units are issued by the Trust (through the deposit of Additional Securities for purposes of the sale of additional Units or pursuant to the Reinvestment Plan), the aggregate value of Securities in the Trust will be increased and the fractional undivided interest represented by each Unit in the balance will be decreased. If any Units are redeemed, the aggregate value of Securities in the Trust



----------
*Reference is hereby made to said Trust Indenture and Agreement and any statements contained herein are qualified in their entirety by the provisions of said Trust Indenture and Agreement.

will be reduced, and the fractional undivided interest represented by each remaining Unit in the balance will be increased. Units will remain outstanding until redeemed upon tender to the Trustee by any Unitholder (which may include the Sponsor) or until the termination of the Trust. (See "Termination of the Trust".)

     INVESTORS SHOULD BE AWARE THAT THE TRUST, UNLIKE A MUTUAL FUND, IS NOT A "MANAGED" FUND AND AS A RESULT THE ADVERSE FINANCIAL CONDITION OF A COMPANY WILL NOT RESULT IN ITS ELIMINATION FROM THE PORTFOLIO EXCEPT UNDER CERTAIN LIMITED CIRCUMSTANCES (SEE "TRUST ADMINISTRATION--PORTFOLIO ADMINISTRATION"). IN ADDITION, SECURITIES WILL NOT BE SOLD BY THE TRUST TO TAKE ADVANTAGE OF MARKET FLUCTUATIONS OR CHANGES IN ANTICIPATED RATES OF APPRECIATION.

     Investors should note that PaineWebber, in its general securities business, acts as agent or principal in connection with the purchases and sales of equity securities, including the Securities in the Trust, and may act as a market maker in certain of the Securities. PaineWebber also from time to time issues reports and may make recommendations relating to equity securities, including the Securities in the Trust, and has provided, and may continue to provide, investment banking services to the issuers of the Securities.

     Investors should note in particular that the Securities were selected by the Sponsor as of the Initial Date of Deposit. The Trust may continue to purchase Additional Securities when additional Units are offered to the public or pursuant to the Reinvestment Plan, or may continue to hold Securities originally selected through this process. This may be the case even though the evaluation of the attractiveness of such Securities may have changed and, if the evaluation were performed again at that time, the Securities would not be selected for the Trust. In addition, the Sponsor may continue to sell Trust Units even if PaineWebber changes a recommendation relating to one or more Securities in the Trust.



RISK FACTORS AND SPECIAL CONSIDERATIONS

     An investment in Units of the Trust should be made with an understanding of the risks inherent in an investment in common stocks in general. The general risks are associated with the rights to receive payments from the issuer which are generally inferior to creditors of, or holders of debt obligations or preferred stocks issued by, the issuer. Holders of common stocks have a right to receive dividends only when and if, and in the amounts, declared by the issuer's board of directors and to participate in amounts available for distribution by the issuer only after all other claims against the issuer have been paid or provided for. By contrast, holders of preferred stocks have the right to receive dividends at a fixed rate when and as declared by the issuer's board of directors, normally on a cumulative basis, but do not participate in other amounts available for distribution by the issuing corporation. Dividends on cumulative preferred stock must be paid before any dividends are paid on common stock. Preferred stocks are also entitled to rights on liquidation which are senior to those of common stocks. For these reasons, preferred stocks generally entail less risk than common stocks.


     The Trust is not appropriate for investors who require high current income or seek conservation of capital.


     Common stocks do not represent an obligation of the issuer. Therefore they do not offer any assurance of income or provide the degree of protection of debt securities. The issuance of debt securities or even preferred stock by an issuer will create prior claims for payment of principal, interest and dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its common stock or the rights of holders of common stock with respect to assets of the issuer upon liquidation or bankruptcy. Unlike debt securities which typically have a stated principal amount payable at maturity, common stocks do not have a fixed principal amount or a maturity. Additionally, the value of the Stocks in the Trust may be expected to fluctuate over the life of the Trust.

     In addition, there are investment risks common to all equity issues. The Stocks may appreciate or depreciate in value depending upon a variety of factors, including the full range of economic and market influences affecting corporate profitability, the financial condition of issuers, changes in national or worldwide economic conditions, and the prices of equity securities in general and the Stocks in particular. Distributions of income, generally made by declaration of dividends, is also dependent upon several factors, including those discussed above in the preceding sentence.


     Certain of the Stocks in the Trust may be ADRs which are subject to additional risks. (See "Schedule of Investments.") ADRs evidence American Depositary Shares ("ADS"), which, in turn, represent common stock of foreign issuers deposited with a custodian in a depositary. (For purposes of this Prospectus, the term "ADR" generally includes "ADS".) ADRs involve certain investment risks that are different from those found in stocks issued by domestic issuers. These investment risks include potential political and economic developments, potential establishment of exchange controls, new or higher levels of taxation, or other governmental actions which might adversely affect the payment or receipt of payment of dividends on the common stock of foreign issuers underlying such ADRs. ADRs may also be subject to current foreign taxes, which could reduce the yield on such securities. Also, certain foreign issuers are not subject to reporting requirements under U.S. securities laws and therefore may make less information publicly available than that provided by domestic issuers. Further, foreign issuers are not necessarily subject to uniform financial reporting, auditing and accounting standards and practices which are applicable to publicly traded domestic issuers.

     In addition, the securities underlying the ADRs held in the Trust are generally denominated, and pay dividends, in foreign currency. An investment in securities denominated and principally traded in foreign currencies involves investment risk substantially different than an investment in securities that are denominated and principally traded in U.S. dollars. This is due to currency exchange rate risk, because the U.S. dollar value of the shares underlying the ADRs and of their dividends will vary with the fluctuations in the U.S. dollar foreign exchange rates for the relevant currency in which the shares underlying the ADRs are denominated. The Trust, however, will compute its income in United States dollars, and to the extent any of the Stocks in the Trust pay income or dividends in foreign currency, the Trust's computation of income will be made on the date of its receipt by the Trust at the foreign exchange rate then in effect. PaineWebber observes that, in the recent past, most foreign currencies have fluctuated widely in value against the U.S. dollar for many reasons, including the soundness of the world economy, supply and demand of the relevant currency, and the strength of the relevant regional economy as compared to the economies of the United States and other countries. Exchange rate fluctuations are also dependent, in part, on a number of economic factors including economic conditions within the relevant country, interest rate differentials between currencies, the balance of imports and exports of goods and services, and the transfer of income and capital from one country to another. These economic factors in turn are influenced by a particular country's monetary and fiscal policies, perceived political stability (particularly with respect to transfer of capital) and investor psychology, especially that of institutional investors, who make assessments of the future relative strength or weakness of a particular currency. As a general rule, the currency of a country with a low rate of inflation and a favorable balance of trade should increase in value relative to the currency of a country with a high rate of inflation and deficits in the balance of trade.

     Investors should note that the creation of additional Units subsequent to the Initial Date of Deposit may have an effect upon the value of previously existing Units. To create additional Units the Sponsor may deposit cash (or cash equivalents, e.g., a bank letter of credit in lieu of cash) with instructions to purchase Additional Securities in amounts and in percentage relationships described above under "The

Trust." To the extent the price of a Security increases or decreases between the time cash is deposited with instructions to purchase the Additional Security and the time the cash is used to purchase the Additional Security, Units will represent less or more of that Security and more or less of the other Securities in the Trust. Unitholders will be at risk because of price fluctuations during this period since if the price of shares of a Security increases, Unitholders will have an interest in fewer shares of that Security, and if the price of a Security decreases, Unitholders will have an interest in more shares of that Security, than if the Security had been purchased on the date cash was deposited with instructions to purchase the Security. In order to minimize these effects, the Trust will attempt to purchase Additional Securities as closely as possible to the Evaluation Time or at prices as closely as possible to the prices used to evaluate the Trust at the Evaluation Time. Thus price fluctuations during this period will affect the value of every Unitholder's Units and the income per Unit received by the Trust. In addition, costs incurred in connection with the acquisition of Additional Securities will be at the expense of the Trust and will affect the value of every Unitholder's Units.


     In the event a contract to purchase a Stock to be deposited on the Initial Date of Deposit or any other date fails, cash held or available under a letter or letters of credit, attributable to such failed contract may be reinvested in another stock or stocks having characteristics sufficiently similar to the Stocks originally deposited (in which case the original proportionate relationship shall be adjusted) or, if not so reinvested, distributed to Unitholders of record on the last day of the month in which the failure occurred. The distribution will be made twenty days following such record date and, in the event of such a distribution, the Sponsor will refund to each Unitholder the portion of the sales charge attributable to such failed contract.


     BECAUSE THE TRUST IS ORGANIZED AS A UNIT INVESTMENT TRUST, RATHER THAN AS
A MANAGEMENT INVESTMENT COMPANY, THE TRUSTEE AND THE SPONSOR DO NOT HAVE AUTHORITY TO MANAGE THE TRUST'S ASSETS FULLY IN AN ATTEMPT TO TAKE ADVANTAGE OF VARIOUS MARKET CONDITIONS TO IMPROVE THE TRUST'S NET ASSET VALUE, BUT MAY DISPOSE OF SECURITIES OR ACQUIRE NEW SECURITIES, ONLY UNDER LIMITED CIRCUMSTANCES. (SEE THE DISCUSSION BELOW RELATING TO DISPOSITION OF STOCKS WHICH MAY BE THE SUBJECT OF A TENDER OFFER, MERGER OR REORGANIZATION UNDER THE CAPTION "ADMINISTRATION OF THE TRUST--PORTFOLIO SUPERVISION".)

     A number of the Securities in the Trust may also be owned by other clients of the Sponsor. However, because these clients may have investment objectives which differ from that of the Trust, the Sponsor may sell certain Securities from such clients' accounts in instances where a sale of such Securities by the Trust would be impermissible, such as to maximize return by taking advantage of attractive market fluctuations in such Securities. As a result, the amount realized upon the sale of the Securities from the Trust may not be the highest price attained for an individual Security during the life of the Trust.

     Many computer systems were designed in such a way that they may be unable to distinguish between the year 2000 and the year 1900 and therefore may not properly process and calculate date-related information and data (commonly known as the "Year 2000 Problem"). As with all investment and financial companies the Year 2000 Problem may have an adverse impact upon the handling of securities trades, pricing and account services and other activities conducted by or for the Trust. The Sponsor and Trustee are taking steps that they believe are reasonably designed to address the Year 2000 Problem with respect to computer systems that they use and to obtain reasonable assurances that comparable steps are being taken by the Trust's other service providers. At this time, however, there can be no assurance that these steps will be sufficient to avoid any adverse impact to the Trust. The Year 2000 Problem is expected to impact corporations, which may include issuers of Securities contained in the Trust, to varying degrees based upon various factors, including, but not limited to, their industry sector and degree of technological sophistication. The Sponsor is unable to predict what impact, if any, the Year 2000 Problem will have on issuers of the Securities contained in the Trust.

     The Sponsor may have acted as underwriter, manager, or co-manager of a public offering of the Securities deposited into the Trust on the Initial Date of Deposit, or as an adviser to one or more of the issuers of the Securities, during the last three (3) years. The Sponsor or affiliates of the Sponsor may serve as specialists in the Securities on one or more stock exchanges and may have a long or short position in any of these Securities or in options on any of them, and may be on the opposite sides of public orders executed on the floor of an exchange where the Securities are listed. The Sponsor may trade for its own account as an odd-lot dealer, market maker, block positioner and/or arbitrageur in any of the Securities or options on them. The Sponsor, its affiliates, directors, elected officers and employee benefits programs may have either a long or short position in any of the Securities or in options on them.


     The Sponsor does not know of any pending litigation as of the Initial Date of Deposit that might reasonably be expected to have a material adverse effect on the Portfolio, although pending litigation may have a material adverse effect on the value of Securities in the Portfolio. In addition, at any time after the Initial Date of Deposit, litigation may be initiated on a variety of grounds, or legislation may be enacted, affecting the Securities in the Portfolio or the issuers of such Securities. Changing approaches to regulation may have a negative impact on certain companies represented in the Portfolio. There can be no assurance that future litigation, legislation, regulation or deregulation will not have a material adverse effect on the Portfolio or will not impair the ability of issuers of the Securities to achieve their business goals.

     Certain of the Stocks may be attractive acquisition candidates pursuant to mergers, acquisitions and tender offers. In general, tender offers involve a bid by an issuer or other acquiror to acquire a stock based on the terms of its offer. Payment generally takes the form of cash, securities (typically bonds or notes), or cash and securities. The Indenture contains provisions requiring the Trustee to follow certain procedures regarding mergers, acquisitions, tender offers and other corporate actions. Under certain circumstances, the Trustee, at the direction of the Sponsor, may hold or sell any stock or securities received in connection with such corporate actions (see "Administration of the Trust--Portfolio Supervision").


FEDERAL INCOME TAXES


     The Trust intends to qualify for and elect tax treatment as a "regulated investment company" under the Internal Revenue Code of 1986, as amended (the "Code"). By qualifying for and electing such treatment, subject to certain conditions and requirements, the Trust will not be subject to federal income tax to the extent its income is distributed to Unitholders in a timely manner. Any undistributed income may be subject to tax, including a four percent (4%) excise tax imposed by Section 4982 of the Code on certain undistributed income of a regulated investment company that does not distribute to shareholders in a timely manner at least ninety-eight percent (98%) of its taxable income (including capital gains). The Trust intends to distribute all of its income, including capital gains, annually.

     The gross income of the Trust typically will include dividends, interest and gains on sales or other dispositions of Securities. In order to qualify as a "regulated investment company", the Trust must, among other things (1) in the course of a taxable year derive at least 90% of its gross income from dividends, interest, gains on sales or other dispositions of Securities and certain other sources (referred to herein as "eligible sources"), (2) meet certain diversification tests, and (3) distribute in each year at least 90% of its investment company taxable income. If during a taxable year it appears that less than 90% of the Trust income will be derived from eligible sources, the Sponsor may direct the Trustee to sell Securities which, upon the realization of sufficient aggregate gain, will enable the Trust to maintain its qualification as a regulated investment company.

     In any taxable year, the distributions of any ordinary income (such as dividends) and the excess of net short-term capital gains over net long-term capital losses will be taxable as ordinary income to Unitholders. A distribution paid shortly after a purchase of shares may be taxable even though, in effect, it may represent a return of capital to Unitholders. A dividend paid by the Trust in January will be considered for federal income tax purposes to have been paid by the Trust and received by the Unitholders on the preceding December 31, if the dividend was declared in the preceding October, November or December to Unitholders of record in any one of those months. Distributions which are taxable as ordinary income to Unitholders will not constitute dividends for purposes of the dividends-received deduction for corporations except for, and only to the extent of, a specific designation by the Trust.


     Distributions by the Trust that are designated by it as "net capital gain" will be taxable to Unitholders as long-term capital gain, regardless of the length of time the Units have been held by a Unitholder. Distributions will not be taxable to Unitholders to the extent that they represent a return of capital; such distributions will, however, reduce a Unitholder's basis in his Units, and to the extent they exceed the basis of his Units will be treated as a gain from the sale of his Units. Any loss realized by a Unitholder on the sale or exchange of Units that are held by him for not more than six months will be treated as a long-term capital loss to the extent of any long-term capital gain distributions paid to such Unitholder with respect to such Units.


     Unitholders will be taxed in the manner described above regardless of whether distributions from the Trust are actually received by the Unitholder or are reinvested pursuant to the Reinvestment Plan.

     Withholding For Citizen or Resident Investors. In the case of any noncorporate Unitholder that is a citizen or resident of the United States, a 31 percent "backup" withholding tax will apply to certain distributions of the Trust unless the Unitholder properly completes and files under penalties of perjury, IRS Form W-9 (or its equivalent).

     The foregoing discussion of taxation is a general summary and relates only to certain aspects of the federal income tax consequences of an investment in the Trust for Unitholders that hold their Units as capital assets. Unitholders may also be subject to state and local taxation. Each Unitholder should consult its own tax advisor regarding the Federal, state and local tax consequences to it of ownership of Units.

     Investment in the Trust may be suited for purchase by funds and accounts of individual investors that are exempt from federal income taxes such as Individual Retirement Accounts, tax-qualified retirement plans including Keogh Plans, and other tax-deferred retirement plans. Unitholders desiring to purchase Units for tax-deferred plans and IRA's should consult their PaineWebber Investment Executive for details on establishing such accounts. Units may also be purchased by persons who already have self-directed accounts established under tax-deferred retirement plans.


PUBLIC OFFERING OF UNITS


     Public Offering Price. The public offering price per Unit is based on the aggregate market value of the Securities, next determined after the receipt of a purchase order, divided by the number of Units outstanding plus the sales charge set forth below. The public offering price per Unit is computed by dividing the Trust Fund Evaluation, next determined after receipt of a purchase order by the number of Units outstanding plus the sales charge. (See "Valuation".) The Public Offering Price on the Initial Date of Deposit or on any subsequent date will vary from the Public Offering Price calculated on the business day prior to the Initial Date of Deposit (as set forth on page 2 hereof) due to fluctuations in the value of the Stocks among other factors. In addition, during the initial public offering period, a portion of the

Public Offering Price also consists of an amount sufficient to reimburse the Sponsor for the payment of all or a portion of the Initial Organizational Costs in the amount shown as a per Unit amount in "Essential Information Regarding the Trust". The Initial Organizational Costs include the cost of preparing the registration statement, trust documents and closing documents for the Trust, registering with the Securities and Exchange Commission (the "SEC") and the 50 States, the initial fees of the Trustee's and Sponsor's counsel, and the initial audit of the Trust's portfolio. The sales charge will not be assessed on those Securities held in the Trust and sold by the Trustee at the end of the public offering period to reimburse the Sponsor for the Initial Organizational Costs. See "Administration of the Trust--Accounts" for a description of the method by which the Trustee will sell such Securities.

     Sales Charge and Volume Discount. Subject to variations discussed below, Units will be charged a Total Sales Charge of 4.00% per Unit which is a combination of the Initial and Deferred Sales Charges. The Initial Sales Charge will be 1.00% of the Public Offering Price. In the first year, assuming a purchase on the Initial Date of Deposit of 100 Units, the Initial Sales Charge will be $10.00. Commencing in the seventh (7th) month of the Trust's first year (November, 1999) and continuing through the twelfth (12th) month of the Trust's first year (April, 2000) and then commencing again in the seventh (7th) month of the Trust's second year (November, 2000) and continuing through the twelfth
(12th) month of the Trust's second year (April, 2001), the Deferred Sales Charge per 100 Units will be $15.00 per year, approximately 1.50% of the Public Offering Price. Because the Deferred Sales Charge per 100 Units is $15.00 per year for the first two years of the Trust, regardless of the price paid for Units, the Total Sales Charges expressed as a percentage of the Public Offering Price will vary with the price you pay to purchase Units. So, for example, if you buy 100 Units for $1,000 (including the Initial Sales Charge of $10.00 and hold the Units until the Trust terminates, you will pay a Total Sales Charge of $40.00 or 4.00% of the acquisition price for such Units. If, however, you buy 100 Units for $950.00 (including the Initial Sales Charge of $9.50), you will pay a Total Sales Charge of $39.50 or 4.16% of the acquisition price for such Units.

     The monthly Deferred Sales Charge is a charge of $2.50 per 100 Units and is accrued in six (6) installments each year of the Trust during the first
(1st) and second (2nd) full years of the life of the Trust ($15.00 annual total). Units purchased after an accrual date for a Deferred Sales Charge installment are not subject to any Deferred Sales Charge installments prior to such purchase date. Units redeemed or repurchased prior to the accrual of the final Deferred Sales Charge installment will have the amount of any installments remaining deducted from the redemption or repurchase proceeds, although this deduction will be waived in the event of death or disability (as defined in the Internal Revenue Code) of an investor. If Units are sold, redeemed or exchanged prior to May 1, 2000, only the balance of the Deferred Sales Charges remaining for the first year of the Trust will be deducted. If Units are sold, redeemed or exchanged on or after May 1, 2000, the remaining balance of the Deferred Sales Charges for the second year of the Trust will be deducted.

     It is anticipated that the Securities will not be sold to pay the Deferred Sales Charges until after the date of the final installment in the first and second years of the Trust. Investors will be at risk for market price fluctuations in the Securities from the several installment accrual dates to the dates of actual sales of Securities to satisfy this liability.

     A discount in the sales charge is available to volume purchasers of Units due to economies of scale in sales effort and sales related expenses relating to volume purchases. The sales charge applicable to volume purchasers of Units is reduced on a graduated scale as set forth below for sales made on a single day to any person of at least $50,000 or 5,000 Units, applied on whichever basis is more favorable to the purchaser.

       SALES CHARGES ON THE INITIAL DATE OF DEPOSIT THROUGH APRIL 5, 2001






                                       INITIAL SALES CHARGE                TOTAL SALES CHARGE
                                ---------------------------------- ----------------------------------
                                                                                                       MAXIMUM DOLLAR
                                                                                                         AMOUNT OF
                                                                                                       DEFERRED SALES
AGGREGATE DOLLAR                 AS % OF PUBLIC     AS % OF NET     AS % OF PUBLIC     AS % OF NET       CHARGE PER
VALUE OF UNITS*                  OFFERING PRICE   AMOUNT INVESTED   OFFERING PRICE   AMOUNT INVESTED      100 UNITS
------------------------------- ---------------- ----------------- ---------------- ----------------- ---------------
 Less than $50,000 ............ 1.00%                   1.01%             4.00%            4.17%          $ 30.00
 $50,000 to $99,999 ...........  .75                      --              3.75             3.90           $ 30.00
 $100,000 to $249,999..........  .50                      --              3.50             3.63           $ 30.00
 $250,000 to $499,999 .........  .25                      --              3.25             3.36           $ 30.00
 $500,000 to $999,999..........  .00                      --              3.00             3.09           $ 30.00
 $1,000,000 or more............   negotiable



            SALES CHARGES FROM APRIL 6, 2001 THROUGH APRIL 30, 2002






                                     INITIAL SALES CHARGE
                              ----------------------------------
AGGREGATE DOLLAR               AS % OF PUBLIC     AS % OF NET
VALUE OF UNITS*                OFFERING PRICE   AMOUNT INVESTED   DEFERRED SALES CHARGE
----------------------------- ---------------- ----------------- ----------------------
Less than $50,000............        2.50%            2.56%      None
$50,000 to $99,999...........        2.00             2.04
$100,000 to $249,999.........        1.75             1.78
$250,000 to $499,999.........        1.50             1.52
$500,000 to $999,999.........        1.25             1.27
$1,000,000 or more...........        1.00             1.01



                 SALES CHARGES FROM MAY 1, 2002 AND THEREAFTER






                                   INITIAL
                                SALES CHARGE
                              ----------------
AGGREGATE DOLLAR               AS % OF PUBLIC     AS % OF NET
VALUE OF UNITS*                OFFERING PRICE   AMOUNT INVESTED   DEFERRED SALES CHARGE
----------------------------- ---------------- ----------------- ----------------------
Less than $50,000............        2.00%            2.04%               None
$50,000 to $99,999...........        1.75             1.78
$100,000 to $249,999.........        1.50             1.52
$250,000 to $499,999.........        1.25             1.27
$500,000 to $999,999.........        1.00             1.01
$1,000,000 or more...........         .75               --



----------
* The Initial Sales Charge applicable to volume purchasers according to the table above will be applied either on a dollar or Unit basis, depending upon which basis provides a more favorable purchase price to the purchaser.

     The volume discount on the Initial Sales Charge shown above will apply to all purchases of Units on any one day by the same person in the amounts stated herein, and for this purpose purchases of Units of this Trust will NOT be aggregated with concurrent purchases of any other trust which may be offered by the Sponsor. Units held in the name of the purchaser's spouse or in the name of a purchaser's child under the age of 21 are deemed for the purposes hereof to be registered in the name of the purchaser. The reduced Initial Sales Charges are also applicable to a trustee or other fiduciary purchasing Units for a single trust estate or single fiduciary account.

     No Initial Sales Charge will be imposed on Units of the Trust acquired by Unitholders in connection with participation in the Reinvestment Plan (see "Reinvestment Plan").

     Employee Discount. Due to the realization of economies of scale in sales effort and sales related expenses with respect to the purchase of Units by employees of the Sponsor and its affiliates, the Sponsor intends to permit employees of the Sponsor and its affiliates and certain of their relatives to purchase units of the Trust at a reduced sales charge.

     Exchange Option. Unitholders may elect to exchange any or all of their Units of this Growth Stock Series 22 of the PaineWebber Equity Trust for units of one or more of any series of PaineWebber Municipal Bond Fund (the "PaineWebber Series"); The Municipal Bond Trust (the "National Series"); The Municipal Bond Trust, Multi-State Program (the "Multi-State Series"); The Municipal Bond Trust, California Series (the "California Series"); The Corporate Bond Trust (the "Corporate Series"); PaineWebber Pathfinder's Trust (the "Pathfinder's Trust"); the PaineWebber Federal Government Trust (the "Government Series"); The Municipal Bond Trust, Insured Series (the "Insured Series"); or the PaineWebber Equity Trust (the "Equity Series") (collectively referred to as the "Exchange Trusts"), at a Public Offering Price for the Units of the Exchange Trusts to be acquired based on a reduced sales charge as discussed below. Unitholders of this Trust are not eligible for the Exchange Option into any Exchange Trust designated as a rollover series for the 30 day period prior to termination of such Exchange Trust. The purpose of such reduced sales charge is to permit the Sponsor to pass on to the Unitholder who wishes to exchange Units the cost savings resulting from such exchange of Units. The cost savings result from reductions in time and expense related to advice, financial planning and operational expenses required for the Exchange Option.

     Each Exchange Trust has different investment objectives, therefore a Unitholder should read the prospectus for the applicable exchange trust carefully prior to exercising this option. Exchange Trusts having as their objective the receipt of tax-exempt interest income would not be suitable for tax-deferred investment plans such as Individual Retirement Accounts. A Unitholder who purchased Units of this Growth Stock Series 22 and paid the Initial Sales Charge and any Deferred Sales Charges that, in total, was an amount less than the per Unit, per 100 Unit or per 1,000 Unit sales charge of the series of the Exchange Trusts for which such Unitholder desires to exchange into, will be allowed to exercise the Exchange Option at the Unit Offering Price plus the reduced sales charge, provided the Unitholder has held the Units for at least five months. Any such Unitholder who has not held the Units to be exchanged for the five-month period will be required to exchange them at the Unit Offering Price plus a sales charge based on the greater of the reduced sales charge, or an amount which, together with the initial sales charge paid in connection with the acquisition of the Units being exchanged, equals the sales charge of the series of the Exchange Trust for which such Unitholder desires to exchange into, determined as of the date of the exchange. Owners of Units of this Growth Stock Series 22 electing to use the Exchange Option in connection with units of other Exchange Trusts subject to a deferred sales charge ("Deferred Sales Charge Units") will be permitted to acquire Deferred Sales Charge Units, at their then-current net asset value, with no Initial Sales Charge imposed. Deferred Sales Charge Units acquired through the Exchange Option will continue to be subject to the deferred sales charge installments remaining on those Deferred Sales Charge Units so acquired.

     The Sponsor will permit exchanges at the reduced sales charge provided there is either a primary market for Units or a secondary market maintained by the Sponsor in both the Units of this Growth Stock

Series 22 and units of the applicable Exchange Trust and there are units of the applicable Exchange Trust available for sale. While the Sponsor has indicated that it intends to maintain a market for the Units of the respective Trusts, there is no obligation on its part to maintain such a market. Therefore, there is no assurance that a market for Units will in fact exist on any given date at which a Unitholder wishes to sell his Units of this series and thus there is no assurance that the Exchange Option will be available to a Unitholder. Exchanges will be effected in whole Units only. Any excess proceeds from Unitholders' Units being surrendered will be returned. Unitholders will be permitted to advance new money in order to complete an exchange to round up to the next highest number of Units. An exchange of Units pursuant to the Exchange Option generally will constitute a "taxable event" under the Code, i.e., a Unitholder will recognize a tax gain or loss at the time of exchange. Unitholders are urged to consult their own tax advisors as to the tax consequences to them of exchanging Units in particular cases.


     The Sponsor reserves the right to modify, suspend or terminate this Exchange Option at any time with notice to Unitholders. In the event the Exchange Option is not available to a Unitholder at the time he wishes to exercise it, the Unitholder will be immediately notified and no action will be taken with respect to his Units without further instruction from the Unitholder.


     To exercise the Exchange Option, a Unitholder should notify the Sponsor of his desire to exercise the Exchange Option and to use the proceeds from the sale of his Units to the Sponsor of this Growth Stock Series 22 to purchase Units of one or more of the Exchange Trusts from the Sponsor. If Units of the applicable outstanding series of the Exchange Trust are at that time available for sale, and if such Units may lawfully be sold in the state in which the Unitholder is resident, the Unitholder may select the series or group of series for which he desires his investment to be exchanged. The Unitholder will be provided with a current prospectus or prospectuses relating to each series in which he indicates interest.

     The exchange transaction will operate in a manner essentially identical to any secondary market transaction, i.e., Units will be repurchased at a price based on the market value of the Securities in the portfolio of the Trust next determined after receipt by the Sponsor of an exchange request and properly endorsed documents. Units of the Exchange Trust will be sold to the Unitholder at a price based upon the next determined market value of the Securities in the Exchange Trust plus the reduced sales charge. Exchange transactions will be effected only in whole units; thus, any proceeds not used to acquire whole units will be paid to the selling Unitholder.

     Conversion Option. Owners of units of any registered unit investment trust sponsored by others which was initially offered at a maximum applicable sales charge of at least 3.0% (a "Conversion Trust") may elect to apply the cash proceeds of the sale or redemption of those units ("Conversion Trust Units") directly to acquire available units of any Exchange Trust at a reduced sales charge of $15 per Unit, per 100 Units in the case of Exchange Trusts having a Unit price of approximately $10, or per 1,000 Units in the case of Exchange Trusts having a Unit price of approximately $1, subject to the terms and conditions applicable to the Exchange Option (except that no secondary market is required for Conversion Trust Units). Owners of Conversion Trust Units will be permitted to use the cash proceeds received from the sale or redemption of those units to acquire units of this Growth Stock Series 22, or any other Deferred Sales Charge Units, at their then-current net asset value, with no Initial Sales Charge imposed. Deferred Sales Charge Units acquired through the Conversion Option will continue to be subject to the deferred sales charge installments remaining on those Deferred Sales Charge Units so acquired. To exercise this option, the owner should notify his retail broker. He will be given a prospectus for each series in which he indicates interest and for which units are available. The dealer must sell or redeem the units of the Conversion Trust. Any dealer other than PaineWebber must certify that the purchase of the units of the Exchange Trust is being made pursuant to and is eligible for the Conversion Option. The dealer will be entitled to two thirds of the applicable reduced sales charge. The Sponsor reserves the right to modify, suspend or terminate the Conversion Option at any time with notice, including the right to increase the reduced sales charge applicable to this option (but not in excess of $5 more per Unit, per 100 Units or per 1,000 Units, as applicable than the corresponding fee then being charged for the Exchange Option). For a description of the tax consequences of a conversion reference is made to the Exchange Option section herein.


     Distribution of Units. The minimum purchase in the initial public offering is $250. Only whole Units may be purchased.


     The Sponsor is the sole underwriter of the Units. Sales may, however, be made to dealers who are members of the National Association of Securities Dealers, Inc. ("NASD") at prices which include a concession of $20 per 100 Units in the first year, and $12 per 100 Units in the second year, of the Trust, subject to change from time to time. The difference between the sales charge and the dealer concession will be retained by the Sponsor. In the event that the dealer concession is 90% or more of the sales charge per Unit, dealers taking advantage of such concession may be deemed to be underwriters under the Securities Act of 1933.


     The Sponsor reserves the right to reject, in whole or in part, any order for the purchase of Units. The Sponsor intends to qualify the Units in all states of the United States, the District of Columbia and the Commonwealth of Puerto Rico.


     Secondary Market for Units. While not obligated to do so, the Sponsor intends to maintain a secondary market for the Units and continuously offer to purchase Units at the Trust Fund Evaluation per Unit next computed after receipt by the Sponsor of an order from a Unitholder. The Sponsor may cease to maintain such a market at any time, and from time to time, without notice. In the event that a secondary market for the Units is not maintained by the Sponsor, a Unitholder desiring to dispose of Units may tender such Units to the Trustee for redemption at the price calculated in the manner set forth under "Redemption". Redemption requests in excess of $500,000 may be redeemed "in kind" as described under "Redemption." The Sponsor does not in any way guarantee the enforceability, marketability, value or price of any of the stocks in the Trust, nor that of the Units.


     Investors should note the Trust Fund Evaluation per Unit at the time of sale or tender for redemption may be less than the price at which the Unit was purchased.

     The Sponsor may redeem any Units it has purchased in the secondary market if it determines for any reason that it is undesirable to continue to hold these Units in its inventory. Factors which the Sponsor may consider in making this determination will include the number of units of all series of all trusts which it holds in its inventory, the saleability of the Units and its estimate of the time required to sell the Units and general market conditions.

     A Unitholder who wishes to dispose of his Units should inquire of his bank or broker as to current market prices in order to determine if over-the-counter prices exist in excess of the redemption price and the repurchase price (see "Redemption").

     Sponsor's Profits. In addition to the applicable sales charge, the Sponsor realizes a profit (or sustains a loss) in the amount of any difference between the cost of the Stocks to the Sponsor and the price at which it deposits the Stocks in the Trust in exchange for Units, which is the value of the Stocks, determined by the Trustee as described under "Valuation". The cost of Stock to the Sponsor includes the amount paid by the Sponsor for brokerage commissions. These amounts are an expense of the Trust.

     Cash, if any, received from Unitholders prior to the settlement date for the purchase of Units or prior to the payment for Securities upon their delivery may be used in the Sponsor's business subject to the limitations of Rule 15c3-3 under the Securities and Exchange Act of 1934 and may be of benefit to the Sponsor.

     In selling any Units in the initial public offering after the Initial Date of Deposit, the Sponsor may realize profits or sustain losses resulting from fluctuations in the net asset value of outstanding Units during the period. In maintaining a secondary market for the Units, the Sponsor may realize profits or sustain losses in the amount of any differences between the price at which it buys Units and the price at which it resells or redeems such Units.



REDEMPTION

     Units may be tendered to Investors Bank & Trust Company for redemption at its office in person, or by mail at Hancock Towers, 200 Clarendon Street, Boston, MA 02116 upon payment of any transfer or similar tax which must be paid to effect the redemption. At the present time, there are no such taxes. No redemption fee will be charged by the Sponsor or Trustee, but any remaining Deferred Sales Charge installments will be deducted at that time. A written instrument of redemption must be signed by the Unitholder. Unitholders must sign exactly as their names appear on the records of the Trustee with signatures guaranteed by an eligible guarantor institution or in such other manner as may be acceptable to the Trustee. In certain instances the Trustee may require additional documents such as, but not limited to, trust instruments, certificates of death, appointments as executor or administrator, or certificates of corporate authority. Unitholders should contact the Trustee to determine whether additional documents are necessary. Units tendered to the Trustee for redemption will be cancelled, if not repurchased by the Sponsor.

     Units will be redeemed at the Redemption Value per Unit next determined after receipt of the redemption request in good order by the Trustee. The Redemption Value per Unit is determined by dividing the Trust Fund Evaluation by the number of Units outstanding. (See "Valuation.") Unitholders who redeem prior to the accrual of the final Deferred Sales Charges installment, may, depending upon the date of such redemption, have the amount of any installments remaining deducted from their redemption proceeds or deducted in calculating an in-kind redemption, although this deduction will be waived in the event of death or disability (as defined in the Internal Revenue Code) of an investor (see "Public Offering of Units").

     A redemption request is deemed received on the business day (see "Valuation" for a definition of business day) when such request is received prior to 4:00 p.m. If it is received after 4:00 p.m., it is deemed received on the next business day. During the period in which the Sponsor maintains a secondary market for Units, the Sponsor may repurchase any Unit presented for tender to the Trustee for redemption no later than the close of business on the second business day following such presentation and Unitholders will receive the Redemption Value next determined after receipt by the Trustee of the redemption request. Proceeds of a redemption will be paid to the Unitholder no later than the seventh calendar day following the date of tender (or if the seventh calendar day is not a business day on the first business day prior thereto).

     With respect to cash redemptions, amounts representing income received shall be withdrawn from the Income Account, and, to the extent such balance is insufficient and for remaining amounts, from the Capital Account. The Trustee is empowered, to the extent necessary, to sell Securities to meet redemptions. The Trustee will sell Securities in such manner as is directed by the Sponsor. In the event no such direction is given. Stocks will be sold pro rata, to the extent possible, and if not possible, the

Trustee may designate Securities to be sold. (See "Administration of the Trust.") However, with respect to redemption requests in excess of $500,000, the Sponsor may determine in its sole discretion to direct the Trustee to redeem Units "in kind" by distributing Stocks to the redeeming Unitholder. When Stocks are so distributed, a proportionate amount of each Stock will be distributed, rounded to avoid the distribution of fractional shares and using cash or checks where rounding is not possible. The Sponsor may direct the Trustee to redeem Units "in kind" even if it is then maintaining a secondary market in Units of the Trust. Securities will be valued for this purpose as set forth under "Valuation." A Unitholder receiving a redemption "in kind" may incur brokerage or other transaction costs in converting the Stocks distributed into cash. The availability of redemption "in kind" is subject to compliance with all applicable laws and regulations, including the Securities Act of 1933, as amended.


     To the extent that Securities are redeemed in kind or sold, the size and diversity of the Trust will be reduced. Sales will usually be required at a time when Securities would not otherwise be sold and may result in lower prices than might otherwise be realized. The price received upon redemption may be more or less than the amount paid by the Unitholder depending on the value of the Securities in the portfolio at the time of redemption. In addition, because of the minimum amounts in which Securities are required to be sold, the proceeds of sale may exceed the amount required at the time to redeem Units; these excess proceeds will be distributed to Unitholders on the Distribution Dates.

     The Trustee may, in its discretion, and will, when so directed by the Sponsor, suspend the right of redemption, or postpone the date of payment of the Redemption Value, for more than seven calendar days following the day of tender for any period during which the New York Stock Exchange, Inc. is closed other than for weekend and holiday closings; or for any period during which the Securities and Exchange Commission determined that trading on the New York Stock Exchange, Inc. is restricted or for any period during which an emergency exists as a result of which disposal or evaluation of the Securities is not reasonably practicable; or for such other period as the Securities and Exchange Commission may by order permit for the protection of Unitholders. The Trustee is not liable to any person or in any way for any loss or damages which may result from any such suspension or postponement, or any failure to suspend or postpone when done in the Trustee's discretion.


VALUATION


     The Trustee will calculate the Trust's value (the "Trust Fund Evaluation") per Unit at the Evaluation Time set forth under "Summary of Essential Information Regarding the Trust" (1) on each business day as long as the Sponsor is maintaining a bid in the secondary market, (2) on the business day on which any Unit is tendered for redemption, (3) on any other day desired by the Sponsor or the Trustee and (4) upon termination, by adding (a) the aggregate value of the Securities and other assets determined by the Trustee as set forth below, (b) cash on hand in the Trust, including dividends receivable on Stock trading ex-dividend and income accrued held but not yet distributed (other than any cash held in any reserve account established under the Indenture or cash held for the purchase of Contract Securities) and (c) accounts receivable for Securities sold and any other assets of the Trust not included in (a) and (b) above, and deducting therefrom the sum of (v) taxes or other governmental charges against the Trust not previously deducted, (w) accrued fees and expenses of the Trustee and the Sponsor (including legal and auditing expenses), other Trust expenses and any accrued Deferred Sales Charge installment not yet paid to the Sponsor (x) cash allocated for distributions to Unitholders and amounts owed to the Sponsor in reimbursement of Initial Organizational Costs and (y) accounts payable for Units tendered for redemption and any other liabilities of the Trust Fund not included in (v), (w), (x) and
(y) above. The per Unit Trust Fund Evaluation is calculated by dividing the result of such computation by the number of Units outstanding as of the date thereof. Business days do not include Saturdays, Sundays, New Year's

Day, Martin Luther King, Jr. Day, Presidents' Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day and Christmas Day and other days that the New York Stock Exchange is closed.


     The value of Stocks shall be determined by the Trustee in good faith in the following manner: (1) if the domestic Stocks are listed on one or more national securities exchanges or on the National Market System maintained by the National Association of Securities Dealers Automated Quotations System, such evaluation shall be based on the closing sale price on that day (unless the Trustee deems such price inappropriate as a basis for evaluation) on the exchange which is the principal market thereof (deemed to be the New York Stock Exchange in the case of the domestic Stocks if such Stocks are listed thereon),
(2) if there is no such appropriate closing sales price on such exchange or system, at the mean between the closing bid and asked prices on such exchange or system (unless the Trustee deems such price inappropriate as a basis for evaluation), (3) if the Stocks are not so listed or, if so listed and the principal market therefor is other than on such exchange or there are no such appropriate closing bid and asked prices available, such evaluation shall be made by the Trustee in good faith based on the closing sale price in the over-the-counter market (unless the Trustee deems such price inappropriate as a basis for evaluation) or (4) if there is no such appropriate closing price, then (a) on the basis of current bid prices, (b) if bid prices are not available, on the basis of current bid prices for comparable securities, (c) by the Trustee's appraising the value of the Stock in good faith on the bid side of the market or (d) by any combination thereof. The tender of a Stock pursuant to a tender offer will not affect the method of valuing such Stock.



COMPARISON OF PUBLIC OFFERING PRICE AND REDEMPTION VALUE


     The Stocks are valued on the same basis for the initial and secondary markets and for purposes of redemptions. On the business day prior to the Initial Date of Deposit, the Public Offering Price per Unit (which figure includes the Initial Sales Charge) exceeded the Redemption Value. (See "Essential Information"). The prices of Stocks are expected to vary. For this reason and others, including the fact that the Public Offering Price includes the sales charge, the amount realized by a Unitholder upon redemption of Units may be less than the price paid by the Unitholder for such Units. Also, as of the close of the initial public offering period, the Redemption Value per Unit will be reduced to reflect the sale of Securities made to reimburse the Sponsor for the Initial Organizational Costs.



EXPENSES OF THE TRUST

     The Sponsor will receive a fee, which is earned for portfolio supervisory services, and which is based upon the largest number of Units outstanding during the calendar year. The Sponsor's fee, which is not to exceed $.0035 per Unit per calendar year, may exceed the actual costs of providing portfolio supervisory services for the Trust, but at no time will the total amount it receives for portfolio supervisory services rendered to all series of the PaineWebber Equity Trust in any calendar year exceed the aggregate cost to it of supplying such services in such year.

     For its services as Trustee and Evaluator, the Trustee will be paid in monthly installments, annually $.0170 per Unit, based on the largest number of Units outstanding during the previous month. In addition, the regular and recurring expenses of the Trust are estimated to be $.0090 which include, but are not limited to certain mailing, printing, and audit expenses. Expenses in excess of this estimate will be borne by the Trust. The Trustee could also benefit to the extent that it may hold funds in non-interest bearing accounts created by the Indenture.

     The Sponsor's fee and Trustee's fee may be increased without approval of the Unitholders by an amount not exceeding a proportionate increase in the category entitled "All Services Less Rent" in the Consumer Price Index published by the United States Department of Labor or, if the Price Index is no longer published, a similar index as determined by the Trustee and Sponsor.

     In addition to the above, the following charges are or may be incurred by the Trust and paid from the Income Account, or, to the extent funds are not available in such Account, from the Capital Account (see "Administration of the Trust--Accounts"): (1) fees for the Trustee for extraordinary services; (2) expenses of the Trustee (including legal and auditing expenses) and of counsel;
(3) various governmental charges; (4) expenses and costs of any action taken by the Trustee to protect the Trust and the rights and interests of the Unitholders; (5) indemnification of the Trustee for any loss, liabilities or expenses incurred by it in the administration of the Trust without gross negligence, bad faith or wilful misconduct on its part; (6) brokerage commissions and other expenses incurred in connection with the purchase and sale of Securities; and (7) expenses incurred upon termination of the Trust. In addition, to the extent then permitted by the Securities and Exchange Commission, the Trust may incur expenses of maintaining registration or qualification of the Trust or the Units under Federal or state securities laws so long as the Sponsor is maintaining a secondary market (including, but not limited to, legal, auditing and printing expenses).

     The accounts of the Trust shall be audited not less than annually by independent public accountants selected by the Sponsor. The expenses of the audit shall be an expense of the Trust. So long as the Sponsor maintains a secondary market, the Sponsor will bear any annual audit expense which exceeds $.0050 per Unit. Unitholders covered by the audit during the year may receive a copy of the audited financial statements upon request.


     The fees and expenses set forth above are payable out of the Trust and when unpaid will be secured by a lien on the Trust. Based upon the last dividend paid prior to the Initial Date of Deposit, dividends on the Stocks are expected to be sufficient to pay the entire amount of estimated expenses of the Trust. To the extent that dividends paid with respect to the Stocks are not sufficient to meet the expenses of the Trust, the Trustee is authorized to sell Securities to meet the expenses of the Trust. Securities will be selected in the same manner as is set forth under "Redemption".



RIGHTS OF UNITHOLDERS


     Ownership of Units is evidenced by recordation on the books of the Trustee. In order to avoid additional operating costs and for investor convenience, certificates will not be issued.



DISTRIBUTIONS


     The Trustee will distribute net dividends and interest, if any, from the Income Account on the quarterly Distribution Dates to Unitholders of record on the preceding Record Date. Distributions from the Capital Account will be made on annual Distribution Dates to Unitholders of record on the preceding Record Date. Distributions of less than $.0500 per Unit need not be made from the Capital Account on any Distribution Date. See "Essential Information". Whenever required for regulatory or tax purposes, the Trustee will make special distributions of any dividends or capital on special Distribution Dates to Unitholders of record on special Record Dates declared by the Trustee.


     If and to the extent that the Sponsor, on behalf of the Trust, receives a favorable response to a no-action letter request which it intends to submit to the Division of Investment Management of the Securities and Exchange Commission (the "SEC") with respect to reinvesting cash proceeds received by the Trust, the Trustee may reinvest such cash proceeds in additional Securities held in the Trust Fund at such time. Such reinvestment shall be made so that each deposit of additional Securities shall be made so as to match as closely as practicable the percentage relationships of shares of Stocks and such reinvestment shall be made in accordance with the parameters set forth in the no-action letter response. If the Sponsor and the Trustee determine that it shall be necessary to amend the Indenture to comply with the parameters set forth in the no-action letter response, such documents may be amended without the consent of Unitholders. There can be no assurance that the Sponsor will receive a favorable no-action letter response.


     Unitholders may elect to have their Income Account and Capital Account distributions automatically reinvested into additional Units of the Trust at no Initial Sales Charge. (See "Reinvestment Plan").


     Upon termination of the Trust, each Unitholder of record on such date will receive his pro rata share of the amounts realized upon disposition of the Securities plus any other assets of the Trust, less expenses of the Trust. (See "Termination of the Trust".)


REINVESTMENT PLAN


     Income Account and Capital Account distributions on Units may be reinvested by participating in the Trust's Reinvestment Plan (the "Reinvestment Plan"). To participate in the Reinvestment Plan, a Unitholder must contact his broker, dealer or financial institution to determine whether he may participate in the Reinvestment Plan. Under the Reinvestment Plan, the Units acquired for current Unitholders will be either Units already held in inventory by the Sponsor or new Units created by the Sponsor's deposit of Additional Securities, contracts to purchase Additional Securities or cash (or a bank letter of credit in lieu of cash) with instructions to purchase Additional Securities. Deposits or purchases of additional Securities will be made so as to maintain the percentage relationships of shares of Stocks, except as discussed under "The Trust". Purchases made pursuant to the Reinvestment Plan will be made without any Initial Sales Charge at the net asset value for Units of the Trust; of course, such Units will be subject to the Deferred Sales Charges remaining on Units received. Under the Reinvestment Plan, the Trust will pay the distributions to the Trustee which in turn will purchase for those participating Unitholders whole Units of the Trust at the price determined as of the close of business on the Distribution Date and will add such Units to the Unitholder's account. The Unitholder's account statement will reflect the reinvestment. The Trustee will not issue fractional Units, thus any cash remaining after purchasing the maximum number of whole Units will be distributed to the Unitholder. Unitholders wishing to terminate their participation in the Reinvestment Plan must notify their broker, dealer or financial institution of such decision. The Sponsor reserves the right to amend, modify or terminate the Reinvestment Plan at any time without prior notice.



ADMINISTRATION OF THE TRUST

     Accounts. All dividends and interest received on Securities, proceeds from the sale of Securities or other moneys received by the Trustee on behalf of the Trust may be held in trust in non-interest bearing accounts until required to be disbursed.

     The Trustee will credit on its books to an Income Account dividends, if any, and interest income, on Securities in the Trust. All other receipts (i.e., return of principal and gains) are credited on its books to a Capital Account. A record will be kept of qualifying dividends within the Income Account. The pro rata share of the Income Account and the pro rata share of the Capital Account represented by each Unit will be computed by the Trustee as set forth under "Valuation".

     The Trustee will deduct from the Income Account and, to the extent funds are not sufficient therein, from the Capital Account, amounts necessary to pay expenses incurred by the Trust. (See "Expenses and

Charges.") In addition, the Trustee may withdraw from the Income Account and the Capital Account such amounts as may be necessary to cover redemption of Units by the Trustee. (See "Redemption.")


     In addition, distributions of amounts necessary to pay (1) the Initial Organizational Costs and (2) the Deferred Sales Charges will be made from the Income Account and, to the extent funds are not sufficient therein, from the Capital Account, to special accounts maintained by the Trustee for purposes of
(1) reimbursing the Sponsor and (2) satisfying Unitholders' Deferred Sales Charges obligations, respectively. To the extent that funds are not available in the Capital Account to meet certain charges or expenses, the Trustee may sell Securities. Upon notification from the Sponsor that the initial offering period is terminated, the Trustee, at the direction of the Sponsor, will cause the sale of Securities in an amount equal to the Initial Organizational Costs as certified to it by the Sponsor. Although the Sponsor may collect the Deferred Sales Charges monthly, currently the Sponsor does not anticipate sales of Securities to pay such sales charges until after April 5, 2000 and April 6, 2001.


     The Trustee may establish reserves (the "Reserve Account") within the Trust for state and local taxes, if any, and any other governmental charges payable out of the Trust.

     Reports and Records. With any distribution from the Trust, Unitholders will be furnished with a statement setting forth the amount being distributed from each account.

     The Trustee keeps records and accounts of the Trust at its office in Boston, including records of the names and addresses of Unitholders, a current list of underlying Securities in the portfolio and a copy of the Indenture. Records pertaining to a Unitholder or to the Trust (but not to other Unitholders) are available to the Unitholder for inspection at reasonable times during business hours.


     Within a reasonable period of time after the end of each calendar year, commencing with calendar year 1999, the Trustee will furnish each person who was a Unitholder at any time during the calendar year an annual report containing the following information, expressed in reasonable detail both as a dollar amount and as a dollar amount per Unit: (1) a summary of transactions for such year in the Income and Capital Accounts and any Reserves; (2) any Securities sold during the year and the Securities held at the end of such year; (3) the Trust Fund Evaluation per Unit, based upon a computation thereof on the 31st day of December of such year (or the last business day prior thereto); and (4) amounts distributed to Unitholders during such year.


     Portfolio Supervision. The portfolio of the Trust is not "managed" by the Sponsor or the Trustee; their activities described herein are governed solely by the provisions of the Indenture. The Indenture provides that the Sponsor may (but need not) direct the Trustee to dispose of a Security under the following circumstances:

       (1) upon the failure of the issuer to declare or pay anticipated dividends or interest;

     (2) upon the institution of a materially adverse action or proceeding at law or in equity seeking to restrain or enjoin the declaration or payment of dividends or interest on any such Securities or the existence of any other materially adverse legal question or impediment affecting such Securities or the declaration or payment of dividends or interest on the same;

     (3) upon the breach of covenant or warranty in any trust indenture or other document relating to the issuer which might materially and adversely affect either immediately or contingently the declaration or payment of dividends on such Securities;

     (4) upon the default in the payment of principal or par or stated value of, premium, if any, or income on any other outstanding securities of the issuer or the guarantor of such Securities which might materially and adversely, either immediately or contingently, affect the declaration or payment of dividends on the Securities;

     (5) upon the decline in price or the occurrence of any materially adverse credit factors, that in the opinion of the Sponsor, make the retention of such Securities not in the best interest of the Unitholder;

       (6) upon a decrease in the Sponsor's internal rating of the Security;

     (7) if the sale of such Securities is desirable to maintain the qualification of the Trust Fund as a "regulated investment company"; or

     (8) upon the happening of events which, in the opinion of the Sponsor, negatively affect the economic fundamentals of the issuer of the Security or the industry of which it is a part.


     Securities may also be tendered or sold in the event of a tender offer, merger or acquisition in the manner described under "The Trust." The Trustee may also dispose of Securities where necessary to pay Initial Organizational Costs, Trust expenses, Deferred Sales Charge installments or to satisfy redemption requests as directed by the Sponsor and in a manner necessary to maximize the objectives of the Trust, or if not so directed in its own discretion.



AMENDMENT OF THE INDENTURE

     The Indenture may be amended by the Trustee and the Sponsor without the consent of any of the Unitholders to cure any ambiguity or to correct or supplement any provision thereof which may be defective or inconsistent or to make such other provisions as will not adversely affect the interest of the Unitholders.

     The Indenture may also be amended by the Trustee and the Sponsor without the consent of any of the Unitholders to implement a program to reinvest cash proceeds received by the Trust in connection with corporate actions and in other situations, when and if the Sponsor receives a favorable response to the no-action letter request which it intends to submit to the Division of Investment Management at the SEC discussed above (see "Distributions"). There can be no assurance that a favorable no-action letter response will be received.

     The Indenture may be amended in any respect by the Sponsor and the Trustee with the consent of the holders of 51% of the Units then outstanding; provided that no such amendment shall (1) reduce the interest in the Trust represented by a Unit or (2) reduce the percentage of Unitholders required to consent to any such amendment, without the consent of all Unitholders.

     The Trustee will promptly notify Unitholders of the substance of any amendment affecting Unitholders' rights or their interest in the Trust.


TERMINATION OF THE TRUST

     The Indenture provides that the Trust will terminate on the Mandatory Termination Date. If the value of the Trust as shown by any evaluation is less than fifty per cent (50%) of the market value of the Stocks upon completion of the deposit of Stocks, the Trustee may in its discretion, and will when so directed by the Sponsor, terminate such Trust. The Trust may also be terminated at any time by the written consent of 51% of the Unitholders or by the Trustee upon the resignation or removal of the Sponsor if the Trustee determines termination to be in the best interest of the Unitholders. In no event will the Trust continue beyond the Mandatory Termination Date.

     Unless advised to the contrary by the Sponsor, approximately 20 days prior to the termination of the Trust the Trustee will begin to sell the Securities held in the Trust and will then, after deduction of any fees and expenses of the Trust and payment into the Reserve Account of any amount required for taxes or other governmental charges that may be payable by the Trust, distribute to each Unitholder, after due notice of such termination, such Unitholder's pro rata share in the Income and Capital Accounts. Moneys held upon the sale of Securities may be held in non-interest bearing accounts created by the Indenture until distributed and will be of benefit to the Trustee. The sale of Securities in the Trust in the period prior to termination may result in a lower amount than might otherwise be realized if such sale were not required at such time due to impending or actual termination of the Trust. For this reason, among others, the amount realized by a Unitholder upon termination may be less than the amount paid by such Unitholder.


SPONSOR

     The Sponsor, PaineWebber Incorporated, is a corporation organized under the laws of the State of Delaware. The Sponsor is a member firm of the New York Stock Exchange, Inc. as well as other major securities and commodities exchanges and is a member of the National Association of Securities Dealers, Inc. The Sponsor is engaged in a security and commodity brokerage business as well as underwriting and distributing new issues. The Sponsor also acts as a dealer in unlisted securities and municipal bonds and in addition to participating as a member of various selling groups or as an agent of other investment companies, executes orders on behalf of investment companies for the purchase and sale of securities of such companies and sells securities to such companies in its capacity as a broker or dealer in securities.

     The Indenture provides that the Sponsor will not be liable to the Trustee, the Trust or to the Unitholders for taking any action or for refraining from taking any action made in good faith or for errors in judgment, but will be liable only for its own willful misfeasance, bad faith, gross negligence or willful disregard of its duties. The Sponsor will not be liable or responsible in any way for depreciation or loss incurred by reason of the sale of any Securities in the Trust.

     The Indenture is binding upon any successor to the business of the Sponsor. The Sponsor may transfer all or substantially all of its assets to a corporation or partnership which carries on the business of the Sponsor and duly assumes all the obligations of the Sponsor under the Indenture. In such event the Sponsor shall be relieved of all further liability under the Indenture.

     If the Sponsor fails to undertake any of its duties under the Indenture, becomes incapable of acting, becomes bankrupt, or has its affairs taken over by public authorities, the Trustee may either appoint a successor Sponsor or Sponsors to serve at rates of compensation determined as provided in the Indenture or terminate the Indenture and liquidate the Trust.


TRUSTEE

     The Trustee is Investors Bank & Trust Company, a Massachusetts trust company with its principal office at Hancock Towers, 200 Clarendon Street, Boston, Massachusetts 02116, toll-free number 800-356-2754, which is subject to supervision by the Massachusetts Commissioner of Banks, the Federal Deposit Insurance Corporation and the Board of Governors of the Federal Reserve System.


     The Indenture provides that the Trustee will not be liable for any action taken in good faith in reliance on properly executed documents or the disposition of moneys, Securities or Certificates or in respect of any valuation which it is required to make, except by reason of its own gross negligence, bad faith or willful misconduct, nor will the Trustee be liable or responsible in any way for depreciation or loss incurred by reason of the sale by the Trustee of any Securities in the Trust. In the event of the failure of the Sponsor to act, the Trustee may act and will not be liable for any such action taken by it in good faith. The Trustee will not be personally liable for any taxes or other governmental charges imposed upon or in respect of the Securities or upon the interest thereon or upon it as Trustee or upon or in respect of the Trust which the Trustee may be required to pay under any present or future law of the United States of America or of any other taxing authority having jurisdiction. In addition, the Indenture contains other customary provisions limiting the liability of the Trustee. The Trustee will be indemnified and held harmless against any loss or liability accruing to it without gross negligence, bad faith or willful misconduct on its part, arising out of or in connection with its acceptance or administration of the Trust, including the costs and expenses (including counsel fees) of defending itself against any claim of liability.


INDEPENDENT AUDITORS


     The Statement of Net Assets and Schedule of Investments audited by Ernst & Young LLP, independent auditors, have been included in reliance on their report given on their authority as experts in accounting and auditing.



LEGAL OPINIONS

     The legality of the Units offered hereby has been passed upon by Carter, Ledyard & Milburn, 2 Wall Street, New York, New York, as counsel for the Sponsor.

                        REPORT OF INDEPENDENT AUDITORS




THE UNITHOLDERS, SPONSOR AND TRUSTEE
THE PAINEWEBBER EQUITY TRUST, GROWTH STOCK SERIES 22

     We have audited the accompanying Statement of Net Assets of The PaineWebber Equity Trust, Growth Stock Series 22, including the Schedule of Investments, as of May 19, 1999. This financial statement is the responsibility of the Trustee. Our responsibility is to express an opinion on this financial statement based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. Our procedures included confirmation with Investors Bank & Trust Company, Trustee, of an irrevocable letter of credit deposited for the purchase of securities, as shown in the financial statement as of May 19, 1999. An audit also includes assessing the accounting principles used and significant estimates made by the Trustee, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of The PaineWebber Equity Trust, Growth Stock Series 22 at May 19, 1999, in conformity with generally accepted accounting principles.



                                              ERNST & YOUNG LLP

New York, New York
May 19, 1999

                         THE PAINEWEBBER EQUITY TRUST,
                             GROWTH STOCK SERIES 22

                            STATEMENT OF NET ASSETS

                  AS OF INITIAL DATE OF DEPOSIT, MAY 19, 1999




                                                  NET ASSETS
------------------------------------------------------------------------------------------
       Sponsor's Contracts to Purchase underlying Securities backed by
        irrevocable letter of credit (a) .................................   $  990,020
       Reimbursement to Sponsor for Initial Organizational Costs (b) .....       (2,000)
                                                                             ----------
           Total .........................................................   $  988,020
                                                                             ==========
       Units outstanding (c) .............................................      100,000
                                          ANALYSIS OF NET ASSETS
------------------------------------------------------------------------------------------
       Cost to investors (d) .............................................   $1,000,000
                                                                             ----------
       Less: Gross underwriting commissions (e) ..........................       (9,980)
       Reimbursement to Sponsor for Initial Organizational Costs .   .....       (2,000)
                                                                             ----------
           Net Assets ....................................................   $  988,020
                                                                             ==========



----------
     (a) The aggregate cost to the Trust of the securities listed under "Schedule of Investments" is determined by the Trustee on the basis set forth above under "Public Offering of Units--Public Offering Price." See also the column headed "Cost of Securities to Trusts" under "Schedule of Investments." Pursuant to contracts to purchase securities, an irrevocable letter of credit drawn on Credit Lyonnais, in the amount of $5,000,000 has been deposited with the Trustee, Investors Bank & Trust Company, for the purchase of $990,020 aggregate value of Securities in the initial deposit and for the purchase of Securities in subsequent deposits.


     (b) Investors purchasing Units during the initial offering period will reimburse the Sponsor for all or a portion of the costs incurred by the Sponsor in connection with organizing the Trust and offering the Units for sale as described more fully in "Public Offering Price" (collectively, the "Initial Organizational Costs"). These costs have been estimated at $0.020 per Unit based upon the expected number of Units to be created during the initial offering period. Certain Securities purchased with the proceeds of the Public Offering Price will be sold by the Trustee at the completion of the initial public offering period to reimburse the Sponsor for Initial Organizational Costs actually incurred. If the actual Initial Organizational Costs are less than the estimated amount, only the actual Initial Organizational Costs will be deducted from the assets of the Trust. If, however, the amount of the actual Initial Organizational Costs are greater than the estimated amount, only the estimated amount of the Initial Organizational Costs will be deducted from the assets of the Trust.


     (c) Because the value of Securities at the Valuation Time on the Initial Date of Deposit may differ from the amounts shown in this Statement of Net Assets, the number of Units offered on the Initial Date of Deposit will be adjusted from the initial number of Units shown to maintain the $10 per Unit offering price only for that day. The Public Offering Price on any subsequent day will vary.


     (d) The aggregate public offering price is computed on the basis set forth under "Public Offering of Units--Public Offering Price."


     (e) Assumes the maximum Initial Sales Charge of 1.00% of the Public Offering Price. Additionally, Deferred Sales Charges of $2.50 per 100 Units, payable in twelve equal monthly installments on the tenth (10th) day of each month from the seventh (7th) through twelfth(12th) months of the Trust for an aggregate amount of $30.00 per 100 Units, will be deducted in each of the first
(1st) and second (2nd) years of the Trust's five (5) year life. Distributions will be made to an account maintained by the Trustee from which the Deferred Sales Charges obligation of the Unitholders to the Sponsor will be met. If Units are sold, redeemed or exchanged prior to May 1, 2000, only the balance of the Deferred Sales Charges remaining for the first year of the Trust will be deducted. If Units are sold, redeemed or exchanged after May 1, 2000, the remaining balance of the Deferred Sales Charges for the second year of the Trust will be deducted, the remaining portion of the distribution applicable to such redeemed Units will be transferred to the account on such sale, exchange or redemption date. The sales charges are computed on the basis set forth under "Public Offering of Units--Sales Charge and Volume Discount." Based on the projected total assets of $50,000,000, the estimated maximum Deferred Sales Charge would be $1,500,000.

                         THE PAINEWEBBER EQUITY TRUST
                            GROWTH STOCK SERIES 22
                            SCHEDULE OF INVESTMENTS
                  AS OF INITIAL DATE OF DEPOSIT, MAY 19, 1999



COMMON STOCKS (1)





                  PRIMARY INDUSTRY SOURCE AND                     NUMBER OF     COST OF SECURITIES
                        NAME OF ISSUER                              SHARES         TO TRUST(2)
--------------------------------------------------------------   -----------   -------------------
Air Freight Transportation (1.57%)
   FDX Corporation* ..........................................       260          $  15,567.50
Airlines (1.51%)
   AMR Corporation* ..........................................       210             14,975.63
Apparel Manufacturers (3.14%)
   Gucci Group ...............................................       210             15,408.75
   Tommy Hilfiger Corporation* ...............................       200             15,725.00
Auction House/Art Dealer (1.58%)
   Sotheby's Holdings, Inc. ..................................       400             15,675.00
Beverages (1.60%)
   LVMH (Louis Vuitton Moet Hennessy)+ .......................       280             15,820.00
Broadcast Services (1.54%)
   Clear Channel Communications, Inc.* .......................       220             15,290.00
Computers--Hardware/Software (6.14%)
   Dell Computer Corporation* ................................       350             15,421.88
   International Business Machines Corporation (IBM) .........        60             14,295.00
   Microsoft Corporation* ....................................       200             15,737.50
   Sun Microsystems, Inc.* ...................................       240             15,315.00
Cosmetics & Toiletries (1.60%)
   The Estee Lauder Companies Inc. ...........................       170             15,810.00
Cruise Lines (1.59%)
   Carnival Corporation ......................................       360             15,750.00
Financial Institutions/Banks (12.84%)
   Bank One Corporation ......................................       260             15,892.50
   Citigroup Inc. ............................................       240             16,575.00
   Donaldson, Lufkin & Jenrette, Inc. ........................       210             15,540.00
   Merrill Lynch & Co., Inc. .................................       200             15,562.50
   Morgan Stanley Dean Witter & Co. ..........................       160             15,830.00
   State Street Corporation ..................................       200             15,987.50
   The Bank of New York Company, Inc. ........................       430             15,453.13
   Wells Fargo Company .......................................       400             16,150.00
Insurance--Multi-Line (7.91%)
   Berkshire Hathaway Inc.* ..................................         7             16,618.00
   Hartford Life, Inc. .......................................       310             15,500.00
   Nationwide Financial Services, Inc. .......................       340             15,406.25
   The Allstate Corporation ..................................       420             15,435.00
   The Progressive Corporation ...............................       110             15,372.50

                         THE PAINEWEBBER EQUITY TRUST
                            GROWTH STOCK SERIES 22
                            SCHEDULE OF INVESTMENTS
            AS OF INITIAL DATE OF DEPOSIT, MAY 19, 1999 (CONTINUED)

COMMON STOCKS (1)



          PRIMARY INDUSTRY SOURCE AND              NUMBER OF     COST OF SECURITIES
                 NAME OF ISSUER                      SHARES         TO TRUST(2)
-----------------------------------------------   -----------   -------------------
Internet Software (3.09%)
   America Online, Inc.* ......................        110         $  14,863.75
   Yahoo! Inc.* ...............................        100            15,681.25
Multimedia (3.18%)
   The Walt Disney Company ....................        530            15,668.13
   Time Warner Inc. ...........................        220            15,812.50
Networking Products (1.53%)
   Cisco Systems, Inc.* .......................        130            15,104.38
Office Automation & Equipment (1.59%)
   Xerox Corporation ..........................        260            15,778.75
Printers & Related Products (1.60%)
   Lexmark International Group, Inc.* .........        120            15,877.50
Radio (1.57%)
   Infinity Broadcasting Corporation* .........        550            15,537.50
REITS--Warehouse/Industrial (3.16%)
   AMB Property Corporation ...................        700            15,662.50
   EastGroup Properties, Inc. .................        790            15,602.50
Retail--Apparel/Shoe (7.95%)
   Abercrombie & Fitch Co.* ...................        190            15,805.63
   AnnTaylor Stores Corporation* ..............        350            16,187.50
   Intimate Brands, Inc. ......................        320            15,720.00
   The Gap, Inc. ..............................        250            15,328.13
   The Talbots, Inc. ..........................        490            15,649.38
Retail--Building Products (3.10%)
   Lowe's Companies, Inc. .....................        290            15,351.88
   The Home Depot, Inc. .......................        260            15,372.50
Retail--Catalog Shopping/Mail Order (3.95%)
   Lands' End, Inc.* ..........................        360            15,660.00
   Lillian Vernon Corporation .................        580             7,830.00
   Spiegel, Inc.* .............................      1,880            15,627.50
Retail--Discount (3.16%)
   Costco Companies, Inc.* ....................        200            15,512.50
   Wal-Mart Stores, Inc. ......................        340            15,767.50
Retail--Internet (4.65%)
   Amazon.com, Inc.* ..........................        120            15,915.00
   eBay, Inc.* ................................         80            15,165.00
   Priceline.com Incorporated* ................        110            14,973.75

                         THE PAINEWEBBER EQUITY TRUST
                            GROWTH STOCK SERIES 22
                            SCHEDULE OF INVESTMENTS
            AS OF INITIAL DATE OF DEPOSIT, MAY 19, 1999 (CONTINUED)

COMMON STOCKS (1)



             PRIMARY INDUSTRY SOURCE AND                 NUMBER OF     COST OF SECURITIES
                    NAME OF ISSUER                         SHARES         TO TRUST(2)
-----------------------------------------------------   -----------   -------------------
Retail--Jewelry (3.20%)
   Tiffany & Co. ....................................   190              $  15,983.75
   Zale Corporation* ................................   400                 15,700.00
Retail--Office Supplies (3.14%)
   Office Depot, Inc.* ..............................   751                 15,582.50
   Staples, Inc.* ...................................   570                 15,532.50
Retail--Restaurants (1.56%)
   Starbucks Corporation* ...........................   420                 15,408.75
Telecommunications (9.39%)
   AT&T Corp. .......................................   260                 15,323.82
   Level 3 Communications, Inc.* ....................   180                 15,480.00
   Lucent Technologies Inc. .........................   260                 15,340.00
   MCI WorldCom, Inc.* ..............................   180                 15,997.50
   Nextel Communications, Inc.* .....................   410                 15,503.13
   Qwest Communications International Inc.* .........   170                 15,268.13
Toys (1.58%)
   Mattel, Inc. .....................................   600                 15,675.00
Travel Services (1.58%)
   The SABRE Group Holdings, Inc.* ..................   250                 15,656.25
                                                                         ------------
  TOTAL INVESTMENTS .................................                    $ 990,020.00
                                                                         ============



----------
(1)   All Securities are represented entirely by contracts to purchase
      Securities.
(2) Valuation of the Securities by the Trustee was made as described in "Valuation" as of the close of business on the business day prior to the Initial Date of Deposit.
(3)   The loss to the Sponsor on the Initial Date of Deposit is $59.
 *  Non-income producing security.
 + These shares are U.S. dollar denominated and pay dividends in U.S. dollars but are subject to investment risks generally facing common stocks of foreign issuers. (See "Risk Factors and Special Considerations.")

                           PAINEWEBBER EQUITY TRUST
                             Growth Stock Series 22


                    [GRAPHIC OF INFORMATION REVOLUTION WARS]






                   (INTENSE COMPETITION AMONG ALL BUSINESSES
                 RESULTING FROM THE NEW INFORMATION TECHNOLOGY)


                                                                       TRUSTEE:
                                                  INVESTORS BANK & TRUST COMPANY
                                                                  Hancock Towers
                                                            200 Clarendon Street
                                                            Boston, Mass. 02116
                                                                 (800) 356-2754

                                                                       SPONSOR:

                                                        PAINEWEBBER INCORPORATED
                                                          1200 Harbor Boulevard,
                                                           Weehawken, N.J. 07087

                                                                  (201) 352-3000


--------------------------------------------------------------------------------
                               TABLE OF CONTENTS





       Essential Information Regarding the Trust .....     2
        The Trust ....................................     8
        Risk Factors and Special Considerations.......     9
        Federal Income Taxes .........................    12
        Public Offering of Units .....................    13
          Public Offering Price ......................    13
          Sales Charge and Volume Discount ...........    14
          Employee Discount ..........................    16
          Exchange Option ............................    16
          Conversion Option ..........................    17
          Distribution of Units ......................    18
          Secondary Market for Units .................    18
          Sponsor's Profits ..........................    18
        Redemption ...................................    19
        Valuation ....................................    20
        Comparison of Public Offering Price and
         Redemption Value ............................    21
        Expenses of the Trust ........................    21
        Rights of Unitholders ........................    22
        Distributions ................................    22
        Reinvestment Plan ............................    23
        Administration of the Trust ..................    23
          Accounts ...................................    23
          Reports and Records ........................    24
          Portfolio Supervision ......................    24
        Amendment of the Indenture ...................    25
        Termination of the Trust .....................    25
        Sponsor ......................................    26
        Trustee ......................................    26
        Independent Auditors .........................    27
        Legal Opinions ...............................    27
        Report of Independent Auditors ...............    28
        Statement of Net Assets ......................    29
        Schedule of Investments ......................    30


--------------------------------------------------------------------------------
NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS; AND ANY INFORMATION OR REPRESENTATION NOT CONTAINED HEREIN MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE TRUST, THE TRUSTEE OR THE SPONSOR. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO
SELL OR A SOLICITATION OF AN OFFER TO BUY SECURITIES IN ANY STATE TO ANY PERSON TO WHOM IT IS NOT LAWFUL TO MAKE SUCH OFFER IN SUCH STATE.
--------------------------------------------------------------------------------
THIS PROSPECTUS CONTAINS INFORMATION CONCERNING THE TRUST AND THE SPONSOR, BUT DOES NOT CONTAIN ALL THE INFORMATION SET FORTH IN THE TRUST'S REGISTRATION STATEMENTS, AMENDMENTS AND EXHIBITS RELATING THERETO, WHICH HAVE BEEN FILED
WITH THE SECURITIES AND EXCHANGE COMMISSION, WASHINGTON, D.C. UNDER THE SECURITIES ACT OF 1933 AND THE INVESTMENT COMPANY ACT OF 1940, AND TO WHICH REFERENCE IS HEREBY MADE.

                       CONTENTS OF REGISTRATION STATEMENT


                  This registration statement comprises the following documents:

                           The facing sheet.
                           The Prospectus.
                           The Undertaking to file reports.
                           The signatures.
                           Written consents of the following persons:
                                    Ernst & Young LLP (included in Exhibit
                                    99.C2) Carter, Ledyard & Milburn (included in Exhibits 99.2 and 99.C1)

                  The following exhibits:


                           1. Ex.-99.A1 - Standard Terms and Conditions of Trust dated as of July 1, 1998 between PaineWebber Incorporated, Depositor and Investors Bank & Trust Company, as Trustee (incorporated by reference to Exhibit 2 in File No. 333-55697).

                           2. Ex.-99.A2 - Copy of Trust Indenture and Agreement between PaineWebber Incorporated, Depositor, and Investors Bank & Trust Company, as Trustee, incorporating by reference Standard Terms and Conditions of Trust dated as of July 1, 1998.


                           3. Ex.-99.A5 - Form of Certificate of Ownership (included in Standard Terms and Conditions of Trust).

                           4. Ex.-99.A6 - Certificate of Incorporation of PaineWebber Incorporated, as amended (incorporated by reference to Exhibit 8 in File No. 2-88344).

                           5.      Ex.-99.A6 - By-Laws of PaineWebber
                                   Incorporated, as amended (incorporated by reference to Exhibit A(6)(a) in File No. 811-3722).

                           6. Ex.-99.2 - Opinion of Counsel as to legality of securities being registered.

                           7. Ex.-99.C1 - Opinion of Counsel as to income tax status of securities being registered.

                           8. Ex.-99.C2 - Consent of Ernst & Young LLP, Independent Auditors.

                               FINANCIAL STATEMENTS

1. Statement of Condition of the Trust as shown in the current Prospectus for this series.

2. Financial Statements of the Depositor.

PaineWebber Incorporated-Financial Statements incorporated by reference to Form 10-K and Form 10-Q (File No. 1-7367), respectively.

SIGNATURE


         Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, and State of New York, on the 19th day of May, 1999.

                                   THE PAINEWEBBER EQUITY TRUST,
                                   GROWTH STOCK SERIES 22
                                   Registrant)
                                   By: PaineWebber Incorporated
                                   (Depositor)

                                   /s/ Robert E. Holley
                                   ------------------------------
                                   Robert E. Holley
                                   Senior Vice President

         Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed on behalf of PaineWebber Incorporated the Depositor by the following persons who constitute a majority of the Executive Committee of its Board of Directors in the following capacities and in the City of New York, and State of New York, on this 19th of May, 1999.


PAINEWEBBER INCORPORATED


        Name
                         Office
Donald B. Marron                                Chairman, Chief Executive
                                                Officer, Director & Member of
                                                the Executive Committee*
Regina A. Dolan                                 Executive Vice President, Chief
                                                Financial Officer & Director of PaineWebber
                                                Incorporated*
Joseph J. Grano, Jr.                            President, Retail Sales & Marketing,
                                                Director & Member of the Executive
                                                Committee*
Steve P. Baum                                   Executive Vice President, Director of
                                                PaineWebber Incorporated*
Robert H. Silver                                Executive Vice President Director of
                                                PaineWebber Incorporated*
Mark B. Sutton                                  Executive Vice President, Director of
                                                PaineWebber Incorporated*
Margo N. Alexander                              Executive Vice President, Director of
                                                PaineWebber Incorporated*
Terry L. Atkinson                               Managing Director, Director of PaineWebber Incorporated*
Brian M. Barefoot                               Executive Vice President, Director of PaineWebber
                                                Incorporated*
Michael Culp                                    Managing Director, Director of PaineWebber Incorporated*
Edward M. Kerschner                             Managing Director, Director of PaineWebber Incorporated*
James P. MacGilvray                             Executive Vice President, Director of PaineWebber
                                                Incorporated*


                                                By
                                                  /s/ Robert E. Holley
                                                -------------------------------
                                                Robert E. Holley
                                                Attorney-in-fact*


--------------
 * Executed copies of the powers of attorney have been filed with the Securities and Exchange Commission in connection with Post Effective Amendment No.19 to the Registration Statement File No. 2-61279.

                                  EXHIBIT INDEX


1. Ex.-99.A1 - Standard Terms and Conditions of Trust dated as of July 1, 1998 between PaineWebber Incorporated, Depositor and Investors Bank & Trust Company, as Trustee (incorporated by reference to Exhibit 2 in File No. 333-55697).

2. Ex.-99.A2 - Copy of Trust Indenture and Agreement between PaineWebber Incorporated, Depositor, and Investors Bank & Trust Company, as Trustee, incorporating by reference Standard Terms and Conditions of Trust dated as of July 1, 1998.


3. Ex.-99.A5 - Form of Certificate of Ownership (included in Standard Terms and Conditions of Trust).

4. Ex.-99.A6 - Certificate of Incorporation of PaineWebber Incorporated, as amended (incorporated by reference to Exhibit 8 in File No. 2-88344).

5. Ex.-99.A6 - By-Laws of PaineWebber Incorporated, as amended (incorporated by reference to Exhibit A(6)(a) in File No. 811-3722).

6. Ex.-99.2 - Opinion of Counsel as to legality of securities being registered.

7. Ex.-99.C1 - Opinion of Counsel as to income tax status of securities being registered.

8.       Ex.-99.C2 - Consent of Ernst & Young LLP, Independent Auditors.